FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327
São Paulo, SP 04543-001 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Financial Letter for the 2º Quarter of Fiscal Year 2012 – July, August, September
2.	Cosan Limited – Quarterly Financial Information for the quarter ended September 30, 2011

Item 1

Consistent margins and consolidated Net Revenue of

R$ 6.8 billion in 2Q’12

São Paulo, November 9th, 2011 - COSAN LIMITED (NYSE: CZZ; BM&FBovespa: CZLT11) and COSAN S.A. INDUSTRIA E COMÉRCIO (BM&FBovespa: CSAN3) announce today their results for the second quarter of fiscal year 2012 (2Q’12), ended September 30, 2011. The results for 2Q’12 are presented on a consolidated basis in accordance with Brazilian (BRGAAP) and international accounting principles (IFRS).

	Highlights 2Q’12
Marcelo Martins CFO & IRO Guilherme Machado IR Manager ri@cosan.com.br www.cosan.com.br/ir

	●	Raízen Energia EBITDA margin of 31.3%

	●	EBITDA margin of R$ 55.7/cbm in Raízen Combustíveis

	●	57.1% growth in Rumo's transportation revenue

	●	Net revenue of R$ 267.2 million for the quarter of Cosan Alimentos’ formation

Definitions:

2Q’12 - quarter ended September 30th , 2011
2Q’11 - quarter ended September 30th , 2010
FY'12 - fiscal year beginning on April 1st  2011 and closing on March 31st , 2012
FY'11 - fiscal year beginning on April 1st  2010 and closing on March 31st , 2011
YTD’12 – period started on the same date of FY’12 and finished by the end of 2Q’12
YTD’11 – period started on the same date of FY’11 and finished by the end of 2Q’11
			Summary of Financial Information – Cosan Consolidated
	2Q'12	2Q'11	Amounts in R$ MM	YTD´12	YTD´11

	6,804.3	4,716.1	Net Operating Revenue	11,992.3	8,715.7
	761.9	720.9	Gross Profit	1,349.9	1,197.8
	11.2%	15.3%	Gross Margin	11.3%	13.7%
	293.6	278.3	Operating Profit	3,807.5	416.2
	659.2	678.8	EBITDA	4,476.7	1,107.2
	9.7%	14.4%	EBITDA Margin	37.3%	12.7%
	677.3	678.8	Adjusted EBITDA¹	1,179.7	1,107.2
	10.0%	14.4%	Adjusted EBITDA Margin	9.8%	12.7%
	86.9	240.8	Net Income before Minority Shareholders	2,389.3	243.0
	63.2	251.5	Net Income	2,362.5	252.0
	0.9%	5.3%	Net Margin	19.7%	2.9%
	2Q'12	2Q'11		YTD´12	YTD´11
	360.3	510.7	CAPEX	1,069.6	1,219.1
	4,853.9	4,735.1	Net Debt	4,853.9	4,735.1
	9,270.6	6,412.1	Equity and Non-controlling Interests	9,270.6	6,412.1

		Note 1: Excluding the effects of the Raízen´s formation

A. Cosan Alimentos’ Formation

On July, 1st 2011 was formed Cosan Alimentos, a company responsible for the purchase, packaging and distribution of sugar in the Brazilian retail market. Previously considered a part of Raízen Energia, the successor to Cosan Açúcar e Álcool, Cosan Alimentos is now managed as an independent business unit separate from other Cosan Group's business units.

Cosan Alimentos has very strong brands in the market for packaged sugar and tabletop sweeteners, among which are União and Da Barra, national market leaders and Neve, Duçula and Dolce, regional leaders in their markets.

Thus, as we presented in our 1Q‘12 Financial Letter, the new framework with the distribution of our business units is shown below:

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B. Business Units

Following is EBITDA for the second quarter of FY‘2011/12 for all Cosan Group business units. Besides Raízen Energia, Raízen Combustíveis, Rumo and Other Businesses, we present the results of the newly created business unit Cosan Alimentos. All information reflects 100% of our business units‘ financial performance, regardless of its participation on the Cosan Group. Specifically for YTD'12, which represents April to September 2011, Raízen Combustíveis and Cosan Alimentos results are presented in a pro forma basis.

EBITDA e Margem EBITDA por Unidade de Negócio			YTD´12
Valores em R$ MM	Raízen Energia	Raízen Combustíveis (Pro forma)	Cosan Alimentos (Pro forma)	Rumo	Outros Negócios
Receita Operacional Líquida	4,303.1	19,626.6	267.2	354.7	531.0
Custo de Produtos e Serviços	(3,445.8)	(18,608.2)	(200.1)	(230.9)	(349.5)
Lucro Bruto	857.2	1,018.4	67.0	123.8	181.5
Margem Bruta	19.9%	5.2%	25.1%	34.9%	34.2%
Despesa com Vendas	(314.5)	(530.8)	(30.5)	-	(97.9)
Despesas Gerais e Administrativas	(206.2)	(183.3)	(5.5)	(19.4)	(55.1)
Outras Receitas (Despesas) Operacionais	(19.4)	121.8	0.0	6.6	(20.6)
Efeitos da formação da Raízen	-	-	-	-	3,297.0
Depreciação e Amortização	927.5	180.4	0.6	20.4	22.4
EBITDA	1,244.7	606.4	31.7	131.4	3,327.3
Margem EBITDA	28.9%	3.1%	11.9%	37.0%	626.6%
EBITDA Ajustado²	1,244.7	606.4	31.7	131.4	30.37
Margem EBITDA Ajustada	145.2%	3.1%	11.9%	37.0%	5.7%
Margem EBITDA Ajustada (R$/m3)	-	58.2	-	-	-

EBITDA e Margem EBITDA por Unidade de Negócio			2T´12
Valores em R$ MM	Raízen Energia	Raízen Combustíveis	Cosan Alimentos	Rumo	Outros Negócios
Receita Operacional Líquida	2,665.8	9,901.1	267.2	213.7	289.9
Custo de Produtos e Serviços	(2,160.8)	(9,356.0)	(200.1)	(136.8)	(197.0)
Lucro Bruto	504.9	545.1	67.0	76.9	92.9
Margem Bruta	18.9%	5.5%	25.1%	36.0%	32.1%
Despesa com Vendas	(172.5)	(270.7)	(30.5)	-	(43.2)
Despesas Gerais e Administrativas	(89.7)	(122.3)	(5.5)	(10.4)	(36.3)
Outras Receitas (Despesas) Operacionais	(9.0)	60.7	0.0	0.3	(22.9)
Efeitos da formação da Raízen	-	-	-	-	(18.2)
Depreciação e Amortização	599.6	84.2	0.6	10.3	12.8
EBITDA	833.3	296.9	31.7	77.1	(14.7)
Margem EBITDA	31.3%	3.0%	11.9%	36.1%	-5.1%
EBITDA Ajustado²	833.3	296.9	31.7	77.1	3.4
Margem EBITDA Ajustada	31.3%	3.0%	11.9%	36.1%	1.2%
Margem EBITDA Ajustada (R$/m3)	-	55.7	-	-	-

Note 2: Excluding effects of the formation of Raízen

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B.1 Raízen Energia

Following are the results for Raízen Energia, which core business are the production and selling of a variety of products derived from sugarcane, including raw sugar (Very High Polarization - VHP), anhydrous and hydrous ethanol, as well as activities related to energy cogeneration from sugarcane bagasse.

From this quarter on, the results of Cosan Alimentos, business unit responsible for purchase, packaging and distribution of sugar in the Brazilian retail market, will no longer be reported as part of this segment.

This release covers three months (July, August and September 2011) of Raízen Energia full operations after its effective formation in June, 1st 2011.

Production Figures

In 2Q‘12, Raízen Energia operated 24 mills with a crushing capacity of 65 million tons per crop year to produce sugar, ethanol and energy cogeneration.

		Operational Figures
2Q´12	2Q´11		YTD´12	YTD´11
26,355.0	23,072.0	Crushed Sugarcane	44,740	42,940
12,416	10,534	Own (‘000 tons)	22,431	20,430
13,939	12,538	Suppliers (‘000 tons)	22,309	22,510
143.0	149.6	Sugarcane TSR (kg/ton)	135.4	139.9
87.4%	79.3%	Mechanization (%)	86.1%	79.3%
		Production
2,130	1,843	Sugar	3,313	3,111
1,303	1,169	Raw Sugar (‘000 tons)	2,023	2,030
827	674	White Sugar (‘000 tons)	1,290	1,081
967	990	Ethanol	1,596	1,745
386	316	Anhydrous Ethanol (‘000 cbm)	587	512
581	674	Hydrous Ethanol (‘000 cbm)	1,009	1,233

The volume of cane crushed in 2Q‘12 was 26.4 million tons, representing an increase of 14.2% compared to the volume crushed in 2Q‘11, of which 47.1% were from owned cane and 52.9% were from supplier‘s cane. The higher production was mainly due to the increase in crushing capacity at Jataí and Caarapó units, representing an additional 4.4% quarterly crushing capacity usage over a total annual capacity of 339,000 tons/day.

Raízen Energia achieved an 87.4% mechanization level on harvesting process of its own sugarcane, reflecting the investments made in recent years, thus increasing operational efficiency. On 2Q‘12, sugarcane TSR level was 143.0 kg/ton, representing a reduction of 4.4% compared to 2Q‘11, which was 149.6 kg/ton. This reduction in sugarcane productivity was mainly due to dry weather conditions, which impacted sugarcane crops industry wide.

Net Revenue

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		Sales Breakdown
2Q´12	2Q´11	Amounts in R$ MM	YTD´12	YTD´11
2,665.8	1,758.5	Net Operating Revenue	4,303.1	3,032.1
1,485.7	1,107.0	Sugar Sales	2,359.6	1,936.3
304.6	338.3	Domestic Market	648.2	648.3
1,181.1	768.7	Foreign Market	1,711.4	1,288.1
981.8	532.4	Ethanol Sales	1,625.6	889.3
817.5	453.4	Domestic Market	1,400.9	760.1
164.2	79.0	Foreign Market	224.6	129.2
111.1	79.3	Energy Cogeneration	180.8	132.7
87.2	39.7	Other Products and Services	137.1	73.9

In 2Q‘12 Raízen Energia's net revenue was R$ 2.7 billion, an increase of 51.6% compared to 2Q‘11, when reported revenue was R$ 1.8 billion. The increase was mainly due to higher prices, both for sugar and ethanol, as well as the increase in the volume sold.

Sugar Sales

Net revenue from sugar sales in 2Q‘12 was R$ 1.5 billion, an increase of 34.2% compared with the same period last year when net revenue was R$ 1.1 billion. Sugar sales accounted for 55.7% of total net revenue of Raízen Energia. The average price per ton of sugar was R$ 986.5 in 2Q‘12.

Revenue from sugar sales to the export market in 2Q‘12 represented 79.5% of total revenue compared to 69.5% in 2Q‘11. This increase is primarily due to the rise in sugar prices on the international market, which increased 29.2% compared to the previous quarter, with the sales mix more focused on the export market. Further, there was a 9.7% increase on total volume of sugar sold in the period between 2Q‘12 and 2Q‘11.

This increase in volume sold was due to the company's strategy to optimize sales at relatively high prices period. Part of this volume should be considered as an anticipation of following quarters, since the volume of 2011/12 crop will be negatively affected in comparison to the previous harvest.

Sugar

Volume (thousand tons) and Unit Average Price (R$/ton)

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Sugar Inventories

Sugar Inventories
	2Q´12	2Q´11
´000 ton	1,028.8	1,089.6
R$'MM	668.6	569.5
R$/ton	649.9	522.7

Ethanol Sales

During 2Q‘12, revenue from ethanol sales were R$ 981.8 million, representing a growth of 84.4% over 2Q‘11, which totaled R$ 532.4 million. As noted during 1Q‘12, the high price of ethanol was the main reason for the significant increase in revenue. In a comparison between 2Q‘11 and 2Q‘12, the average price of ethanol rose from R$ 832.9/cbm to R$ 1,253.1/cbm, an increase of 50.5%. In addition, there was an increase in the volume sold of 22.6% in the comparison between 2Q‘12 and 2Q‘11.

Ethanol

Volume (million liters) and Unit Average Price (R$/thousand liters)

Ethanol Inventories

Ethanol Inventories
	2Q´12	2Q´11
´000 cbm	510.5	733.1
R$'MM	561.3	561.6
R$/cbm	1,099.6	766.1

Energy Cogeneration

During 2Q‘12, net revenue from energy totaled R$ 111.1 million from the sale of 708,200 MWh of energy at an average price of R$ 157/MWh, an increase of 40.1% in comparison to 2Q‘11. This increase was the result of a larger quantity of energy traded during 2Q‘12 due to harvest crushing peak.

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Electric Energy

Volume (‘000 MWh) and Unit Average Price (R$/MWh)

Other Products and Services

Revenue from other products and services from Raízen Energia totaled R$ 87.2 million during 2Q‘12, representing an increase of 119.6% in comparison with 2Q‘11, mainly due to (i) steam sales totaling R$ 2.5 million, (ii) an increase in sales of molasses, and (iii) sale of other raw materials to service providers in the agricultural sector.

Cost of Goods Sold

		COGS per Product
2Q´12	2Q´11	Amounts in R$ MM	YTD´12	YTD´11
(2,160.8)	(1,265.2)	Cost of Goods Sold (COGS)	(3,445.8)	(2,283.6)
(1,046.2)	(710.4)	Sugar	(1,725.7)	(1,244.7)
(909.3)	(493.5)	Ethanol	(1,432.5)	(915.6)
(205.3)	(61.3)	Other and Energy Cogeneration	(287.7)	(123.2)
		Average Unitary Cost³
(516.7)	(406.9)	Cash cost of sugar (R$/ton)	(528.2)	(430.7)
(781.0)	(523.2)	Cash cost of ethanol (R$/’000 liters)	(780.4)	(584.1)

Note3: The average unitary costs represent the cash cost, in which are not considered depreciation and amortization of planting, agricultural depreciation (machinery and equipment), industrial depreciation and harvest inter-season maintenance.

In addition to the cost of goods sold by Raízen Energia, also are presented the average unit costs, excluding the effects of depreciation and amortization (cash cost) in order to analyze the changes in these items over the quarters.

The effects of investments in mechanization harvesting, maintenance of the industrial park and the acceleration of sugarcane planting to return to historical levels are reflected in the average unit costs through the portions of depreciation and amortization.

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The cost of goods sold by Raízen Energia totaled R$ 2.2 billion during 2Q‘12, representing an increase of 70.8% in comparison to 2Q‘11. Among the factors that most contributed to this increase in costs are (i) the larger volume of sugar and ethanol sold contributing R$ 179.5 million to costs, and (ii) an increase of R$ 244.4 million in depreciation and amortization.

In addition to the factors previously mentioned, other items that contributed to the rise in the cost of goods sold by Raízen Energia are:

●	Lower TSR levels, which in 2Q‘11 were 149.6 kg/ton compared to 2Q‘12 of 143.0 kg/ton;

●
An increase in the cost of supplier‘s sugarcane due to higher cost of TSR/kg that rose from R$ 0.3524 in 2Q‘11 to R$ 0.4951 for 2Q‘12, representing an increase of 40.5% and elevating the total in approximately R$ 240.0 million;

●
An increase in the cost of own sugarcane due to an increase in the cost of leasing during 2Q‘12 that totaled R$ 17.3 per ton of sugarcane, while in 2Q‘11 this cost was R$ 8.3 per ton mainly related to the higher TSR price during the period;

●
Lower dilution of planting and crop treatment cost during the period due to the reduction in productivity, reflected in the reduction of TCH (tons of cane per hectare), which in 2Q‘11 was 83.6, compared to 2Q‘12, which was 72.9.

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Gross Profit

		Gross Profit and Gross Margin per Product
2Q´12	2Q´11	Amounts in R$ MM	YTD´12	YTD´11
504.9	493.3	Gross Profit	857.2	748.5
439.5	396.5	Sugar	633.9	691.6
29.6%	35.8%	Sugar Gross Margin (%)	26.9%	35.7%
47.6%	49.6%	Sugar (Cash) Gross Margin (%)	45.7%	48.7%
72.4	38.9	Ethanol	193.1	(26.4)
7.4%	7.3%	Ethanol Gross Margin (%)	11.9%	-3.0%
37.7%	37.2%	Ethanol (Cash) Gross Margin (%)	39.0%	28.2%
(7.0)	57.8	Other and Energy Cogeneration	30.2	83.3

Gross profit for Raízen Energia totaled R$ 504.9 million in 2Q‘12, representing an increase of 2.4% in comparison with 2Q‘11, which were R$ 493.3 million. The gross profit for ethanol increased by 86.1% in the comparison between the quarters, and sugar sales was the main responsible for Raízen Energia‘s profit in 2Q‘12, totaling R$ 439.5 million. The gross cash margins for sugar and ethanol remained stable between the quarters, after elimination of depreciation and amortization effects.

Selling, General and Administrative Expenses

		Selling, General and
		Administrative Expenses
2Q´12	2Q´11	Amounts in R$ MM	YTD´12	YTD´11
(172.5)	(169.0)	Selling Expenses	(314.5)	(280.7)
(89.7)	(102.7)	General and Administrative Expenses	(206.2)	(184.1)

Selling expenses in 2Q‘12 were R$ 172.5 million, representing an increase of 2.1% over 2Q‘11. This increase reflects higher unit cost of sugar elevation at the port caused by anticipation of shipments due to greater volume of sugar sold, partially offset by the reduction in expenses as a result of a change in the sales mix, given that in 2Q‘11 the company merged the retail business into Raízen Energia.

General and administrative expenses declined by 12.7% in comparison with 2Q‘12 and the same quarter of the previous year. This reduction is mainly due to the optimization of corporate structures and the standardization of processes under the control of the Shared Services Center.

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EBITDA

		EBITDA
2Q´12	2Q´11	Amounts in R$ MM	YTD´12	YTD´11
833.3	527.8	EBITDA	1,244.7	837.1
31.3%	30.0%	Margin EBITDA	28.9%	27.6%

During 2Q‘12, Raízen Energia‘s EBITDA was R$ 833.3 million, representing a 57.9% increase in comparison to the same quarter of the previous year. The EBITDA margin in 2Q‘12 increased 1.3 p.p. over 2Q‘11, ending the quarter at 31.3%.

Hedge

Volume positions and fixed sugar prices with trading or through derivative financial instruments on September 30th, 2011, as well as the exchange derivative contracts, contracted by Raízen Energia, executed for purposes of protection of future cash flows, are summarized as follows:

Summary of hedge Operations at September 30th , 2011
	2011 / 2012	2012 / 2013
Sugar
NY #11
Volume (‘000 tons)	665.8	427.7
Average Price (¢US$/lb)	26.38	24.86
London #5
Volume (‘000 tons)	33.7	-
Average Price (US$/lb)	729.04	-

Exchange rate
US$
Volume (US$ million)	447.75	276.3
Average Price (R$/US$)	1.8204	1.8645

Volume to be sold / Hedged (‘000 tons)	843.8	3,045.0
% Sale Protected Sugar / Fixed	82.9%	14.0%

Hedge Accounting Impacts

The Company has been using the cash flow hedge accounting to certain derivative financial instruments to cover price risk of sugar and exchange variation risk on sugar export revenues.

The table below indicates the transfer expectation of gains/losses balance of the shareholders‘ equity on September 30th, 2011 to net operating income of Raízen Energia4 in future years, according to the coverage period of the designated hedge instruments.

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			Expiration Period - (R$MM)

Derivative	Market	Risk	2011/12	2012/13	Total
Futures	OTC/NYBOT	NY#11	(173.1)	34.1	(139.0)
NDF	OTC/CETIP	USD	(34.8)	(31.2)	(65.9)
(=) Hedge Accounting impact			(207.8)	2.9	(204.9)
(-) Deferred Income Tax			70.7	(1.0)	69.7
(=) Asset Valuation Adjustment			(137.2)	1.9	(135.3)

Note 4: The chart above shows 100% of gains/losses reclassified to equity under the hedge accounting. Because Cosan proportionately consolidated Raízen Energia, these effects will impact only 50% of the consolidated financial results of Cosan.

CAPEX

		CAPEX
2Q´12	2Q´11	Amounts in R$ MM	YTD´12	YTD´11
508.8	358.4	Total Capex	1,116.5	924.7
347.8	302.7	Operating Capex	727.4	612.1
247.5	198.1	Biological assets	464.7	392.7
14.6	3.4	Inter-harvest maintenance costs	129.0	65.4
56.3	67.6	SSMA and Sustaining	60.4	76.4
29.4	33.6	Mechanization	73.3	77.6
161.0	55.7	Expasion Capex	389.1	312.6
133.7	15.0	Cogeneration projects	270.4	113.8
-	18.2	Greenfield	-	42.6
-	22.5	Expasion	55.5	74.7
27.3	-	Others	63.2	81.5

During 2Q‘12 Raízen Energia‘s Capex was 42.0% higher than the same quarter of previous year.

Investments in biological assets represented 48.6% of total Capex and reflects the high level of investments designed to expand the planted area, crop treatment and the renewal of sugarcane fields at rates above the industry average for the 2011/12 crop.

Expansion projects represented 26.3% of Raízen Energia‘s total investments and correspond, mainly to expenses for cogeneration projects in the amount of R$ 133.7 million in order to expand installed capacity in Barra, Ipaussu and Univalem units by approximately 150 MW .

In addition, there was R$ 27.0 million in industrial investments for enhancement of logistics and operational process and modernization of plants

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B.2 Raízen Combustíveis

In this section are presented the results for Raízen Combustíveis, the business unit that represents the fuel distribution sales through a network of service stations under the brand names “Shell”, and “ESSO”, industry and wholesale markets and aviation jet fuel distribution.

In this quarter, the results for Raízen Combustíveis are presented on two different basis, accounting and pro forma, in order to provide comparability between periods.

The main differences between the two basis presented are shown below:

●	Book Base (Accounting)

●	2Q‘12 – three months (July, August and September of 2011) of Raízen Combustíveis operations

●
YTD‘12 – four months (June to September of 2011) of Raízen Combustíveis operations and two months (April to May of 2011) of operation of the fuel business under management of Cosan (CCL not including the Lubricants business)

●	2Q‘11 - three months (July, August and September of 2010) of operations of the fuels business under Cosan management (CCL not including the Lubricants results)

●	YTD‘11 – six months (April to September 2010) of the operations of the fuel business under Cosan management (CCL not including the Lubricants results)

●	Pro Forma Base

●	YTD‘12 – four months (June to September of 2011) of Raízen Combustíveis operations and two months (April to May of 2011) of carve-out combination of fuel assets of both CCL and Shell

●	2Q‘11 - three months (July, August and September of 2010) of carve-out combination of fuel assets of both CCL and Shell

●	YTD‘11 – six months (April to September 2010) of carve-out combination of fuel assets of both CCL and Shell

Except where otherwise indicated, all of the following analysis compares the results from 2Q‘12 (book base) with 2Q‘11 (pro forma base) and represent the entire operations of Raízen Combustíveis.

In 2Q‘12 the volume of fuel sold by Raízen Combustíveis remained stable, showing only a slight reduction of 0.4% when compared with 2Q‘11. When compared with 1Q‘12, the volume sold presented an increase a 4.8%.

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Net Revenue

Book	Proforma	Proforma	Proforma	Sales Breakdown	Book	Book	Book	Book
2Q´12	2Q´11	YTD´12	YTD´11	Amounts in R$ MM	2Q´12	2Q´11	YTD´12	YTD´11
9,901.1	8,918.9	19,626.6	17,363.8	Net Operating Revenue	9,901.1	2,810.8	15,030.9	5,389.2
9,901.1	8,909.9	19,604.7	17,335.5	Fuel Sales	9,901.1	2,801.7	15,009.0	5,360.8
640.1	723.3	1,192.4	1,355.2	Ethanol	640.1	203.2	972.6	373.0
3,940.7	3,092.5	8,127.1	6,160.7	Gasoline	3,940.7	1,102.8	6,178.4	2,177.5
4,146.4	4,107.0	7,964.8	7,870.8	Diesel	4,146.4	1,467.0	6,286.0	2,758.5
1,013.1	750.7	2,020.0	1,475.2	Jet Fuel	1,013.1	-	1,339.5	-
160.9	236.4	300.5	473.5	Others	160.9	28.7	232.5	51.8
-	9.0	21.9	28.4	Other services	-	9.0	21.9	28.4

With an increase of 11.0%, Raízen Combustíveis net revenue rose to R$ 9.9 billion, due to the change in the mix of products. The volume of gasoline sold increased by 20.8%, while the volume of ethanol declined by 36.4% when comparing 2Q‘12 with 2Q‘11.

The change in the mix is due to the larger number of drivers of flex fuel automobiles choosing to use gasoline rather than hydrous ethanol, since the average price of ethanol increased from R$ 924.1/cbm in 2Q‘11 to R$ 1,285.9/cbm in 2Q‘12, representing an increase of 39.2%. The use of gasoline remained more attractive even though there was a 5.4% increase in its average price during this period.

The average parity of the price of hydrous ethanol in comparison to gasoline, weighted by the vehicle fleet, according to the National Petroleum Agency (ANP) was approximately 75.7% at the end of 2Q‘12, and only three states reported levels of below 70.0%.

Despite the stability of volume sold in 2Q‘12 the increase in the average unit price by 12.0% reflected an increase in net revenue when compared to 2Q‘11.

Fuels

Volume (Million liters) and Average Unit Price (R$/million liters)

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Fuels Inventories

Fuels Inventories	Book	Book
	2Q´12	2Q´11
000 cbm	470.8	325.8
R$'MM	845.3	557.0
R$/cbm	1,795.6	1,709.7

Inventories increased by 44.5%, although when analyzing in terms of days of sale, there was no significant change, continuing at the level of approximately 6 days.

Cost of Good Sold

Book	Proforma	Proforma	Proforma	COGS	Book	Book	Book	Book
2Q´12	2Q´11	YTD´12	YTD´11	Amounts in R$ MM	2Q´12	2Q´11	YTD´12	YTD´11
(9,356.0)	(8,480.2)	(18,608.2)	(16,462.6)	Fuel Sales	(9,356.0)	(2,697.5)	(14,296.9)	(5,167.5)
				Average unitary cost
2Q´12	2Q´11	YTD´12	YTD´11	R$/’000 liters	2T'12	2T'11	YTD´12	YTD´11
(1,754)	(1,584)	(1,785)	(1,577)	Fuel Sales	(1,754)	(1,715)	(1,779)	(1,716)

The cost of goods sold by Raízen Combustíveis in 2Q‘12 was R$ 9.4 billion, an increase of 10.3% in comparison with 2Q‘11 mainly due to the result of a change in the mix of products that have a higher cost.

The average unit cost showed an increase of 10.7% in 2Q‘12, mostly as a result of the rising cost of ethanol due to the lack of availability of the product, in addition to aviation fuel, which also showed an increase in cost during this period.

Gross Profit

Book	Proforma	Proforma	Proforma	Gross Profit	Book	Book	Book	Book
2Q´12	2Q´11	YTD´12	YTD´11	Amounts in R$ MM	2Q´12	2Q´11	YTD´12	YTD´11
545.1	438.7	1,018.4	901.2	Gross Profit	545.1	113.2	733.9	221.7
102.2	81.9	97.7	86.3	Gross margin (R$/‘000 liters)	102.2	72.0	91.3	73.6
5.5%	4.9%	10.4%	10.4%	Gross Margin (%)	5.5%	4.0%	4.9%	4.1%

Gross profit during 2Q‘12 was 24.3% higher than 2Q‘11, reaching R$ 545.1 million, an increase of 15.2% compared to 1Q‘12.

The gross margin for the segment was 5.5%, 0.6 p.p greater than the margin reported during 2Q‘11 and 1.0 p.p compared to 1Q‘12, which was 4.9%.

The gross margin in Reais per cbm (or thousand liters) showed a significant increase of 24.8% and 9.9% when compared to 2Q‘11 and 1Q‘12 respectively, reaching R$ 102.2/cbm during the quarter.

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Selling, General and Administrative Expenses

Book	Proforma	Proforma	Proforma	Selling, General and Administrative Expenses	Book	Book	Book	Book
2Q´12	2Q´11	YTD´12	YTD´11	Amounts in R$ MM	2Q´12	2Q´11	YTD´12	YTD´11
(270.7)	(235.0)	(530.8)	(543.2)	Selling Expenses	(270.7)	(69.8)	(409.7)	(138.0)
(122.3)	(99.3)	(183.3)	(164.5)	General and Administrative Expenses	(122.3)	(20.5)	(151.1)	(45.7)

Selling expenses for Raízen Combustíveis increased during the period by 15.2%, totaling R$ 270.7 million, an amount higher than the R$ 235.0 million reported in 2Q‘11. The main reason for this increase was allocation change of freight expenses that on previous periods were allocated as cost of goods sold and now is considered as a selling expense. Comparing the selling expenses in unit terms, we observed an increase of 15.5%, from R$ 43.9/cbm in 2Q‘11 to R$ 50.7/cbm in 2Q‘12.

General and administrative expenses totaled R$ 122.3 million, an amount 23.2% higher than 2Q‘11, which were R$ 99.3 million due to allocation of Shared Services Center expenses.

EBITDA

Book	Proforma	Proforma	Proforma	EBITDA	Book	Book	Book	Book
2Q´12	2Q´11	YTD´12	YTD´11	Amounts in R$ MM	2Q´12	2Q´11	YTD´12	YTD´11
296.9	172.7	606.4	302.0	Ebitda	296.9	56.1	451.2	90.7
3.0%	1.9%	3.1%	1.7%	Margin (%)	3.0%	2.0%	3.0%	1.7%
55.7	32.2	58.2	28.9	Margin (R$/cbm)	55.7	35.7	56.1	30.1

Raízen Combustíveis reported an EBITDA of R$ 296.9 million in 2Q‘12, and a margin of    R$55.7/cbm.

This amount represents an increase of 71.9% in total EBITDA and 73.0% in EBITDA margin (R$/cbm) in the comparison of 2Q‘12 with 2Q‘11, reflecting an improvement in the composition of sales and the successful process of integration after the formation of Raízen, which led to gains from operational efficiency due to the unification of “Esso” and “Shell” platforms.

Capex

Book	Proforma	Proforma	Proforma	CAPEX	Book	Book	Book	Book
2Q´12	2Q´11	YTD´12	YTD´11	Amounts in R$ MM	2Q´12	2Q´11	YTD´12	YTD´11
76.7	46.4	122.0	75.8	CAPEX	76.7	25.3	114.4	40.2

Raízen Combustíveis investments during the quarter were R$ 76.7 million and included (i) maintenance, (ii) expansion and rebranding of new service stations with the “Shell” brand, (iii) rebranding the “Esso” service stations into “Shell”, and (iv) investments in health, safety and environment and (v) market assistance programs.

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B.3 Rumo Logística

Responsible for providing logistics services in transportation, storage and port elevation of sugar and other agricultural commodities, both for Raízen as well as for third parties, Rumo is the logistics arm of Cosan.

Net Revenue

		Sales breakdown
2Q'12	2Q'11	Amounts in R$ MM	YTD´12	YTD´11
213.7	144.6	Net Operating Revenue	354.7	249.9
154.3	98.2	Transportation	250.4	168.5
52.2	38.8	Loading	93.9	73.8
7.3	7.5	Others	10.3	7.6

Rumo net revenue in 2Q‘12 reached R$ 213.7 million, 47.8% higher than R$ 144.6 million reported in 2Q‘11 and 51.6% higher than the R$ 141.1 million reported for 1Q‘12.

The main factors that led to the increase in revenue for Rumo were (i) a higher volume of elevation, 8.9% higher than the 2Q‘11, and (ii) a larger volume of sugar transported in the period.

Average unit revenue, measured by the total revenue divided by elevated volume, was R$ 77.8/ton and the total volume elevated in 2Q‘12 was 2.7 million tons. Net revenue from transportation and elevation showed significant growth of 57.1% and 34.5% respectively. The volume transported was responsible for 72.2% of total net revenue for Rumo, both through its partnership with ALL – America Latina Logística and from the volume originating directly through Rumo. In 2Q‘12, net revenue from transportation was equivalent to 67.2% of the total.

Important to highlight that the improvement in performance during the quarter and in comparison with the same period of last year is a result of the investments made to improve performance on port terminals and hubs centers as well as a reflect of some mills strategy to optimize sales in highly prices period. Part of this volume can be considered as an anticipation of shipments of following quarters of 2011/12 harvest, that should be relatively weaker due to the harvest disruption.

Rumo has made the necessary investments to operate with other kinds of products — for example, soybeans. This decision was taken to mitigate the risk of weaker volumes of sugar in the market during the inter-harvest period, as well as to optimize its operating structure.

During 2Q‘12, Raízen Energia was responsible for approximately 40% of the volume of sugar elevated, which is equal to approximately 1.1 million tons.

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Average Revenue per ton5

Volume (thd tons) and Average Single Revenue (R$/ton)

Note 5: Net Revenue divided by the elevation volume.

Cost of Services Provided

		Costs of Services
2Q'12	2Q'11	Amounts in R$ MM	YTD´12	YTD´11
(136.8)	(103.7)	Cost of Services Provided	(230.9)	(179.5)

The cost of services provided by Rumo are composed of rail and highway freight transportation, port elevation, transshipment and storage costs in the interior of the state of São Paulo and the Port of Santos.

In 2Q‘12, the cost of services provided showed an increase in comparison with 2Q‘11 due to the higher volume transported and elevated during the period, reaching R$ 136.8 million, 31.9% above the cost reported the same period last year. However, in comparison with the net revenue of the segment, there was a dilution of costs (from 71.7% to 64.0%) due to improved efficiency in transporting sugar in the Port and in the hubs centers.

Gross Profit

		Gross profit and gross margin
2Q'12	2Q'11	Amounts in R$ MM	YTD´12	YTD´11
76.9	40.9	Gross Profit - Rumo	123.8	70.5
36.0%	28.3%	Gross Margin (%)	34.9%	28.2%

During the quarter, Rumo reached R$ 76.9 million in gross profit, 88.0% higher than in 2Q‘11, and 64.3% higher than in 1Q‘12. The gross margin also recorded an increase, of 7.7 p.p, reaching 36.0% in comparison to the same quarter in the previous year, showing an improvement in operations and higher dilution of fixed operation costs.

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Selling, General and Administrative Expenses

		Selling, General and Administrative
		Expenses
2Q'12	2Q'11	Amounts in R$ MM	YTD´12	YTD´11
-	-	Selling Expenses	-	-
(10.4)	(8.5)	General and Administrative Expenses	(19.4)	(15.0)

General and administrative expenses totaled R$ 10.4 million in this quarter, an increase of 22.4% compared to 2Q‘11. In August and September of 2011, Rumo had nonrecurring provision for IT expenses, which if not considered would have taken G&A to the same level of 2Q‘11.

EBITDA

		EBITDA
2Q'12	2Q'11	Amounts in R$ MM	YTD´12	YTD´11
77.1	43.9	EBITDA	131.4	80.1
36.1%	30.3%	Margin	37.0%	32.0%

The EBITDA reported by Rumo of R$ 77.1 million and the margin of 36.1%, is 5.8 p.p. higher than in 2Q‘11. Despite the fact that depreciation and amortization during 2Q‘12 remained stable in comparison with the previous quarter - R$ 10.3 million for the period - the EBITDA margin was slightly affected by the increase in costs and expenses. In 1Q‘12 Rumo‘s operations presented a margin of 38.5%.

CAPEX

		CAPEX
2Q'12	2Q'11	Amounts in R$ MM	YTD´12	YTD´11
48.1	127.0	Capex	156.4	250.9

Following its plan of investments of R$ 1.3 billion over a four-year period, Rumo has already invested more than 50% of this amount. Investments in locomotives and wagons have already been completed. Remaining investments are basically in permanent ways (approximate 40% of which has already been invested) and in new transshipment centers in the port terminal (approximately 20% already invested), including the cover over one of the berths that will make it possible for Rumo to load sugar even in days of rain.

For the quarter, investments by Rumo totaled R$ 48.1 million, mainly invested in rail ways and improvements in the port and terminals for transshipment in the interior of the state of São Paulo.

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B.4 Cosan Alimentos

The results for Cosan Alimentos, the company created on July 1st, 2011 that is responsible for the purchase, packaging and distribution of sugar in the Brazilian retail market are presented below.

In order to provide a comparable basis for analysis of the performance of this business unit, we present the results in two different basis, book base (accounting) and pro forma, as described below:

●	Book Base (Accounting)

●	2Q‘12 – three months (July, August and September 2011) of Cosan Alimentos operations

●	Pro Forma base

●	2Q‘11 – three months (July, August and September 2010) of Cosan Alimentos operations recorded on a management basis according to currently principles

●	YTD‘11 – six months (April to September 2010) of Cosan Alimentos operations recorded on a management basis according to currently principles

●	YTD‘12 - six months (April to September 2011) of Cosan Alimentos operations recorded on a management basis according to currently principles

Net Revenue

Book	Proforma	Sales breakdown	Proforma	Proforma
2Q'12	2Q'11	Amounts in R$ MM	YTD'12	YTD'11
267.2	213.5	Net Operating Revenue	495.0	430.3
240.8	191.0	Refined sugar sales	445.5	384.9
13.3	12.5	Cristal sugar sales	24.8	27.0
13.1	10.0	Special sugar sales	24.7	18.4

The net revenue for Cosan Alimentos in 2Q‘12 totaled R$ 267.2 million, representing an increase of 25.2% in comparison with 2Q‘11. Refined sugar sales were responsible for 90.1% of sales and also showed growth in comparison with previous quarters.

Special sugars contributed R$ 13.1 million to the results for the quarter and represented the sale of products such as União Light Sugar, Orgânico, Premium, Sachets, and others.

Despite a reduction in the volume sold of 9.2%, the 37.8% increase in prices during the period more than offset the reduction in the amount sold, and for this reason the company‘s total revenues increased R$ 53.7 million. In addition, Cosan Alimentos‘ pricing strategy makes it possible to capture a premium over the market price, contributing to the increase in revenues.

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Sugar

Volume (thousand tons) and Unit Average Price (R$/ton)

Sugar Inventories

Sugar Inventories
2Q'12
´000 ton	29.1
R$'MM	34.7
R$/ton	1,190.7

Cost of Goods Sold

Book	Proforma	COGS	Proforma	Proforma
2Q'12	2Q'11	Amounts in R$ MM	YTD'12	YTD'11
(200.1)	(161.3)	Cost of Goods Sold (COGS)	(375.3)	(317.9)
(178.1)	(143.6)	Refined sugar	(336.9)	(282.4)
(11.9)	(12.0)	Cristal sugar	(21.4)	(24.7)
(10.1)	(5.7)	Special sugar	(17.0)	(10.8)

Cost of goods sold increased by 24.1%, up from R$ 161.4 million in 2Q‘11 to R$ 200.1 million in 2Q‘12. The majority of Cosan Alimentos' raw materials are guaranteed through long-term contracts, which accounts for roughly 80% of total raw material volume, being Raízen the main supplier. Therefore, the cost of goods sold varies basically according to a price formula which aims to cushion the volatility in the market, taking the sugar price in the domestic market, in Reais, as a reference.

Gross Profit

Book	Proforma	Gross Profit	Proforma	Proforma
2Q'12	2Q'11	Amounts in R$ MM	YTD'12	YTD'11
67.0	52.2	Gross Profit	119.7	112.4
25.1%	24.4%	Gross Margin (%)	24.2%	26.1%

Cosan Alimentos' gross profit in 2Q‘12 totaled R$ 67.0 million, up 28.6% compared to the same quarter a year earlier, with consolidated margin of 25.1%.

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Selling, General and Administrative Expenses

Book	Proforma	Selling, General and Administrative Expenses	Proforma	Proforma
2Q'12	2Q'11	Amounts in R$ MM	YTD'12	YTD'11
(30.5)	(31.3)	Selling Expenses	(58.3)	(56.3)
(5.5)	(4.5)	General and Administrative Expenses	(10.0)	(8.4)

In 2Q‘12, Cosan Alimentos' sales expenses totalled R$ 30.5 million, remaining roughly unchanged compared to 2Q‘11. This reflects the company's focus on rationalizing its freight costs, focusing on strategic clients, and optimizing sales efforts.

General and administrative expenses in 2Q‘12 amounted to R$ 5.5 million, up 25.0% compared to 2Q‘11, which is explained by the formation of this business unit, and the consequent need to carry out adjustments to its administrative structure.

EBITDA

Book	Proforma	EBITDA	Proforma	Proforma
2Q'12	2Q'11	Amounts in R$ MM	YTD'12	YTD'11
31.7	15.8	EBITDA	51.3	46.7
11.9%	7.4%	Margin	10.4%	10.8%

Based on the results mentioned above, Cosan Alimentos reported an EBITDA of R$ 31.7 million, up 86.5% over the pro forma EBITDA reported in 2Q‘11 of R$ 17.0 million. EBITDA margin rose, to 11.9% in 2Q‘12. This significant result reflected the ability of Cosan Alimentos to captured market opportunities as a result of its developed distribution platform (approximately 10,000 distribution points and 80,000 points of sales) and premium prices arising from the positioning of its brands União and Da Barra.

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B.5 Other Business

Below are shown the results of Other Business segment, which consists of industrial activities and the distribution of lubricants under Mobil brand, investment in agricultural land and other investments, in addition to the corporate structures allocation of the business units of Cosan Group, excluding Raízen.

Net Revenue

		Sales breakdown
2Q'12	2Q'11	Amounts in R$ MM	YTD´12	YTD´11
289.9	206.2	Net Operating Revenue	531.0	409.4
282.9	206.2	Lubricant Sales	513.0	407.9
7.0	-	Other Products and Services	18.0	1.5

Net revenue in Other Business segment in 2Q‘12 amounted to R$ 289.9 million, of which R$ 282.9 refers to the lubricant business.

Comparing 2Q‘12 and 2Q‘11, net revenue was up 40.6%, basically due to the higher volume of lubricants sold in the quarter, which totalled 59.2 million litres. The average unit price showed a decrease of 1.5%, due to the start of the basic oil sales, which is the raw material for lubricants manufacturing.

Lubricants

Volume (million liters) and Average Unit Price (R$/thousand liters)

Selling, General and Administrative Expenses

		Selling, General and Administrative
		Expenses
2Q'12	2Q'11	Amounts in R$ MM	YTD´12	YTD´11
(43.2)	(36.1)	Selling Expenses	(97.9)	(70.0)
(36.3)	(6.2)	General and Administrative Expenses	(55.1)	(13.7)

In 2Q‘12, selling expenses in Other Business segment amounted to R$ 43.2 million, compared to a total of R$ 36.1 million in the same quarter a year earlier, mainly due to an increase in lubricant marketing activities.

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General and administrative expenses in 2Q‘12 amounted to R$ 36.3 million, an increase of R$ 30.1 million, of which approximatly 65% represented Cosan's corporate cost structure.

EBITDA

		EBITDA
2Q'12	2Q'11	Amounts in R$ MM	YTD´12	YTD´11
(14.7)	42.8	Ebitda	3,327.4	91.1
18.2	-	Effects from Joint Venture (Raízen)	(3,297.0)	-
3.4	42.8	Adjusted Ebitda margin	30.4	91.1
1.2%	20.8%	Adjusted Ebitda margin	5.7%	22.3%

Also in 2Q‘12, the impact of the formation of Raízen affected the EBITDA, which amounted to R$ 18.2 million. Therefore, excluding this effect, the EBITDA for Other Business was R$ 3.4 million, with EBITDA margin of 1.2%.

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C. Consolidated Results

Financial Result

		Financial Results
2Q'12	2Q'11	Amounts in R$ MM	YTD´12	YTD´11
(156.9)	(138.6)	Gross Debt Charges	(341.7)	(279.6)
44.8	18.3	Income from Financial Investments	72.5	63.2
(112.1)	(120.3)	(=) Subtotal: Gross Debt Interests	(269.2)	(216.4)
(4.8)	(16.0)	Other Charges and Monetary Variation	(17.7)	(25.6)
(311.8)	187.7	Exchange Rate Variation	(186.8)	155.5
(8.2)	15.5	Gains (losses) with Derivatives	9.2	23.3
43.3	19.5	Others	82.1	19.0
(393.6)	86.4	(=) Financial, net	(382.4)	(44.1)

The net financial result on 2Q‘12 presented a net expense of R$ 393.6 million compared to a net revenue of R$ 86.4 million on 2Q‘11 (a negative net variation of R$ 479.9 million). The exchange rate variation over assets and liabilities denominated in dollar amounted R$ 499.5 million and was the main responsible for this variation followed by R$ 23.7 million from derivatives expenses and R$ 18.3 million of gross debt charges that were partially compensated by R$ 26.5 million of income from financial investments and additional R$ 35.0 million from other net financial revenues.

In 2Q‘12 the devaluation of Brazilian Real against US Dollar was approximately 19.0% (R$ 1.5611/US$ in 06/30/2011 and R$ 1.8544/US$ in 09/30/2011) while in 2Q‘11 the Brazilian Real appreciated 6.0% against US Dollar (R$ 1.8015/US$ in 06/30/2010 and R$ 1.6942/US$ in 09/30/2010).

Therefore, besides the reduction of the average dollar denominated debt, as a function of Raízen‘s formation which caused a proportional consolidation of Raízen‘s debt (50%) as well as the 50% amount of Shell receivable in Raízen, both exposed to exchange rate variation, the foreign exchange negative impact totaled R$ 311.8 million on 2Q‘12.

The financial expense on the gross debt increased 13% in comparison to the same quarter of last year, besides the reduction in the average balance of the total consolidated debt (which amounted to R$ 5,727 million on 09/30/10 and R$ 4,854 million on 09/30/11). This increase has occurred due to higher average Brazilian interest rates (CDI was 0.39 p.p higher than the same quarter of last year) and also due to the change in overall consolidated debt profile.

The financial income on investments amounted R$ 44.8 million in this quarter, compared to R$ 18.3 million in the same quarter of last year, mainly due to an higher average investment balance over the quarters as well as due to an increase of 15% on the Brazilian average interest rate (CDI).

The derivatives included in the net financial result reflects the gains/losses on derivatives instruments not used for hedge accounting purposes or ineffective part of such hedge accounting instruments.

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Net Income

In 2Q‘12, Cosan reported a net income of R$ 63.2 million, with a net margin of 0.9%, compared to R$ 251.5 million in 2Q‘11. This reduction is basically explained by the impact of the negative financial result, as a consequence of exchange-rate devaluation on foreign denominated debt.

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D. Indebtedness

During 2Q‘12, Cosan's consolidated gross debt rose to R$ 5.2 billion, compared to R$ 4.3 billion in 1Q‘12. Below we show Raízen's debts on a segregated basis, 50% of which are shown in the consolidated results for Cosan, while the other debts of Cosan Group are fully consolidated.

Raízen

Raízen's total gross debt amounted R$ 6.0 billion at the period ending September 30th ,2011, up 10.2% compared to the balance as of June 30th , 2011.

During the period, R$ 219.5 million was raised through the following lines of financing:

(i)	R$ 156.9 million in advances of foreign-exchange agreements;

(ii)	R$ 65.1 million in BNDES credit lines and other loans taken out for energy cogeneration projects and mechanization of sugarcane harvesting, among others.

The amortization of interest and principal in the period amounted to approximately R$ 357.9 million. As a result of the exchange rate variation in the quarter of R$ 1.8544/US$ as of September 30th, 2011, compared to R$ 1.5611/US$ on June 30th, 2011, there was an increase in the total debt balance of R$ 653.9 million.

This exchange rate variation had the most impact on the Senior Notes 2014 and 2017, export pre-payments, advances on foreign-exchange agreements and working capital, all of which are designated in foreign currency (U.S. Dollar).

It should be pointed out that Raízen is due receivables from its shareholder Shell of due for payment on the 1st and 2nd anniversaries of its formation, June 1st , 2012 and June 1st , 2013, respectively, which will result in increasing the capacity and improving the debt profile of the subsidiary as a whole.

Both the debt and the amount receivable from Shell are consolidated on a 50% basis in the results of Cosan.

Cosan and subsidiaries

Gross financial debt in 2Q‘12 amounted to R$ 1.8 billion, up 41% compared to 1Q‘12, mainly due to the raising of US$ 200.0 million in July 2011, following the reopening of the Perpetual Bonds.

In addition, during the period approximately R$ 52.0 million was raised in credit lines from Finame for Rumo, Cosan‘s subsidiary, for investment in railroad assets and port terminals, in addition to the impact of the exchange rate change in the quarter on the US$ 500.0 million in Perpetual Bonds – US$ 300 million of which was raised in the 2010/11 harvest and the US$ 200 million already mentioned.

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Debt by type
Amounts in R$ MM	2Q'12	1Q'12	% ST	Var. %
Senior Notes 2014	656.7	565.9	1%	16%
Expenses with Debt Placement	(8.0)	(7.3)	35%	9%
BNDES	1,412.0	1,369.4	10%	3%
Working Capital	846.5	715.4	1%	18%
Prepaid Exports	737.8	662.5	17%	11%
Senior Notes 2017	750.3	642.5	1%	17%
Advances on Exchange Contracts	729.6	596.5	100%	22%
Credit Notes	349.3	291.2	33%	20%
Finame	236.9	253.8	29%	-7%
Finem	229.1	238.7	21%	-4%
Rural credit	95.5	93.9	100%	2%
PROINFA	29.9	31.2	12%	-4%
CDCA	31.5	30.8	99%	2%
PASS	-	-	-	0%
Expenses with Placement of Debt	(11.6)	(10.6)	22%	10%
Total Raízen	6,085.4	5,473.9	23%	11%
Consolidation ( 50% RAIZEN after 01-05)	3,042.7	2,736.9	23%	11%
	-	-	0%	0%
	-	-	0%	0%
Finame	554.1	503.9	9%	10%
Expenses with Placement of Debt	(1.0)	(1.0)	12%	-3%
Guaranteed Account	-	-	-	0%
Perpetual Bonds	947.8	475.0	1%	100%
Credit Notes	322.7	311.7	0%	4%
Expenses with Placement of Debt	(12.6)	(7.5)	17%	66%
Other Businesses	1,811.2	1,282.1	3%	41%
Total Cosan	4,853.9	4,019.1	15%	21%
Availabitity	1,471.7	1,278.2	100%	15%
Net Debt	3,382.2	2,740.9	-21%	23%

Cosan's cash and equivalents at the end of 2Q‘12 totaled R$ 1.5 billion, reducing net debt to R$ 3.4 billion, equivalent to 2.1 times EBITDA over the last 12 months.

It is worth mentioning that is not included in this calculation the US$ 1.1 billion to be made by Shell in Raizen over the next two years.

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E. Market Overview

According to data from UNICA, through the first half of October, the Center-South (CS) region crushed 436.5 million tons of sugarcane, 7.3% less than for the same period in the previous harvest year. The decline in crushing is mainly the result of the lack of raw material, since the 2011/12 harvest suffered from lower agricultural productivity than the previous harvest because of unexpected events such as lack of rainfall, flowering and frost whose impacts were magnified by the age of the cane fields. The production mix remains more focused on sugar with 48.4% of the crop allocated to the production of sugar, compared to 45.0% in the previous season, a reflection of higher sugar prices in domestic and international markets. Thus, 27.7 million tons of sugar and 18.2 billion liters of ethanol were produced, reductions of 3.1% and 15.7%, respectively, compared with the 2010/11 harvest.

Despite the lower production of sugar in the CS region of Brazil, from July to September exports were only slightly lower than the same period last year, with 8.7 million tons exported compared to 8.9 million tons last year, representing reduction of 2.2% over the same period of the 2010/11 harvest.

Sugar

Sources: ESALQ, Bloomberg, Cosan

China was the leading importer of Brazilian sugar with about 1.5 million tons imported in the quarter, or 17% of Brazil's exports of the product, ahead of Russia, the traditional destination of exports from Brazil.

Besides China, Russia will continue as a net importer of 1.2 million tons, despite having a 70% increase in agricultural productivity over the previous harvest, reaching 4.6 million tons of sugar produced as a function of the combination of favorable weather conditions and an increase in planted areas.

Also among the top importers are Algeria, where the Ministry of Agriculture intends to continue the suspension of import tariffs on raw and refined sugar, and Japan, which despite the expectation of greater production of beets, will import about 1.3 million tons.

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Further, the period shows signs of growth in production in Western Europe with production in France and Germany totaling 9 million tons, up 13% and 28%, respectively. In Eastern Europe, the Ukraine will report an increase in sugar production of 36% to 2.2 million tons.

The 2010/11 harvest in India ended with production of about 24.2 million tons, 28% above the previous harvest. For the 2011/12 harvest an increase in production of about 8% is forecast due mainly to the expansion of the area in the region where the climate is favorable, raising the estimated total production to 26.1 million tons.

The projections for Thailand indicate production of 10.7 million tons of sugar, an increase of 10% compared to the previous crop, which should not change even with the flooding that occurred. The only possibility is that the heavy volume of rain may delay the start of the harvest.

Because of this outlook, the price of raw sugar continues to be quite high, with an average of ¢$ 28.67/lb. in 2Q‘12, 42.5% higher than 2Q‘11 and 17.3% higher than the average price of ¢US$ 24.45/lb. of 1Q‘12, when the price reached a maximum of ¢US$ 29.28/lb.

On the international market, the average price of refined sugar was US$ 756.88/ton in the period, 30.2% higher than in 2Q‘11 and 13.2% higher than 1Q‘12, respectively, with a premium on the white sugar selling on average for US$124.84/ton compared to US$ 137.78/ton in 2Q‘11 and US$ 129.85/ton in 1Q‘12.

In 2Q‘12, the Real depreciated against the Dollar, quoted at an average of R$ 1.64/US$, 2.6% higher than the previous quarter. Over this period, the Real reached R$1.90/US$, because of the continuing debt crisis with Portugal, Italy, Greece and Spain in Europe and also because of the economic instability in the US. The Real was quoted at the end of the quarter at R$1.85/US$, compared to R$ 1.69/US$ in September 2010 and R$ 1.56/US$ in June 2011.

In the domestic market for sugar, the average price of the crystal in 2Q‘12, ESALQ base was R$ 66.30 per 50 kg/sack, or ¢US$ 36.89/lb, an increase of 7.6% over the previous quarter and up 48.1% compared to 2Q‘11.

Ethanol

The total supply of ethanol of only 17 billion liters is short of the amount obtained from the 2010/11 harvest, a loss of over 16% through September of this year compared to the same period during the

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previous harvest year. This is due to a decline of approximately 30% in the volume of hydrous ethanol, because the production of anhydrous ethanol is 18% above last year due to the commitment by the industry to the government to supply anhydrous ethanol during the inter-harvest in order to avoid a reduction in the mandatory blend with gasoline. Despite the efforts of the sector, the mixture was reduced from 25% to 20% effective on October 1, 2011. However, even with the change of the mixture, the allocation of sugarcane to anhydrous ethanol remains strong with production of 7.1 billion liters according to UNICA.

Ethanol prices have risen from July to August, the month in which prices peaked before declining in September. The average price for hydrous ethanol, ESALQ base, was R$1,175.2/cbm in 2Q‘12, 42.3% higher than during the same quarter last year and 0.6% below the 1Q‘12. The average price of anhydrous ethanol was R$1,344.1/m3, an increase of 39.4% compared to 2Q‘11 and reduction of 21.0% compared to the previous quarter.

The average parity of the price of hydrous ethanol relative to the price of gasoline in Brazil, weighted by the vehicle fleet, according to the National Petroleum Agency (ANP), was approximately 75.7% at the end of 2Q‘12, with levels below the 70% parity only in the states of São Paulo, Mato Grosso and Goes, where approximately 39.8% of the flex fleet of Brazil is registered.

Fuels

According to data from ANFAVEA during the quarter more than 734,000 flex fuel cars were sold, 2.9% less than the amount sold in the same period last year. According to SINDICOM, 11.7 billion liters of diesel fuel were sold, 7.9% more than last year.

On the other hand, ethanol, above parity levels in 24 states, saw its sales volume decline by 35.7%, to a level of 1.6 billion liters. In the same month, the sales volume of "C" gasoline was 6.6 billion liters, up 21.2%, showing the continued migration of consumers from ethanol to gasoline as a function of the price dynamics.

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F. Material Facts

●
On July 11, Cosan announced that its subsidiary Cosan Overseas Limited, set a price on July 6, 2011 for the sale of US$200 million to reissue their Perpetual "Senior Notes" issued on October 29, 2010, under regulation "Reg S". The perpetual notes were issued at a price of 103% of face value which corresponds to an effective interest rate of 7.429% and are guaranteed by Cosan SA Indústria e Comércio and Cosan Lubrificantes e Especialidades S.A. They were rated Ba2 by Moody's , BB (stable) by Standard and Poor's and BB (stable) by Fitch.

●
On July 29, Cosan announced to shareholders that, as proposed by the Board of Directors at a meeting held on June 29, 2010, and approved at General and Special Shareholder's Meetings held on July 29, 2011, there would be a distribution of dividends for the fiscal year 2011, ending March 31, 2011, totaling R$ 200,000,000 (two hundred million reais), corresponding to R$ 0.492271565 per share, without income taxes withheld at the source.

●
On August 12, Cosan announced that, as stated in the Notice to Shareholders of 29 July 2011, it was decided at a meeting of the Board of Directors of the Company held on that date, that with regard to dividends for the fiscal year ended March 31, 2011, totaling R$ 200,000,000 (two hundred million reais), corresponding to R$ 0.492271565 per share, without income taxes withheld at the source, that would be distributed on August 31, 2011. Shareholders who have escrow accounts will have their amounts available to them according to the procedures adopted by the Stock Exchanges.

●
On August 26, Cosan announced today that it approved at a meeting of the Board of Directors of the Company held on August 18, 2011, the first program for Granting Options for the Purchase or Subscription of shares under the Company's Stock Purchase Option Plan, approved at the Special General Meeting held on July 29, 2011 ("2011 Program"), a limit of up to 12,000,000 (twelve million) common shares issued by the Company (CSAN3) the exercise price of R$ 22.80 per share, which will be updated for inflation by the IPCA - National Index of Consumer Prices, calculated and published by the IBGE, until the effective date of subscription or purchase. The exercise period for the 2011 program extends for a period of between 5 to 10 years from the date of the grant.

●
On August 30, Cosan Limited announced to shareholders, in addition to and as an amendment to the Notice to Shareholders of August 12, 2011, that the announced value for distribution of dividends for the fiscal year 2011, of US$ 76,097,326.26, corresponding to US$ 0.281126238 per Class A / B share or the equivalent in Reais to holders of Certificate of Share Deposit (BDR), represents the gross amount of dividends, which would be subject to any deductions by the escrow agent for the BDR, in accordance with applicable law.

●
On September 26, Cosan Limited announced that the Board of Directors, as stated in the Minutes sent to CVM on 09/16/2011, renewed its Common Stock Repurchase Program. Repurchases of common stock will be made in accordance with Rule 10b5-1 ("Rule 10b5-1 plan") of the Securities Exchange Commission (SEC) of the United States of America. The repurchase program does not obligate the Company to acquire a specific number of shares and may be suspended, modified or discontinued by the Company at any time at the Company's discretion without prior notice.

●
On October 13, Cosan Limited, in accordance with section 203.01 of the NYSE's Listed Company Manual, announced that it has filed its Form 20-F for the fiscal year ended March 31, 2011 the SEC - Securities and Exchange Commission and provided the document in the English version on the Company's website www.cosan.com.br/ir .

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●
On October 20, Cosan and Cosan Limited reported that its subsidiary, Cosan Lubrificantes e Especialidades S.A., signed on October 13, 2011, a Purchase and Sale of Assets ("Agreement") with ExxonMobil Lubricants Trading Company for the distribution and sale of Lubricants in Bolivia, Paraguay and Uruguay and became the exclusive distributor of Mobil brand products in these countries. Cosan will take over these operations beginning November 14, 2011. The markets of Bolivia, Paraguay and Uruguay will be supplied with the Mobil brand product line, which is produced in the Company's lubricants plant located in Rio de Janeiro. Cosan has estimated that this acquisition would provide an increase of 5% in annual sales and considered this business to be part of its business strategy to increase its presence outside of Brazil.

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G. Guidance

This section contains guidance figures for the range of variation of some key parameters in the consolidated results of Cosan for the fiscal year 2012, which began on April 1 2011 and ended on March 31 2012. In addition to this, the other parts of this Financial Letter may also contain forecasts. These forecasts and guidance figures are only estimates and indications, being no guarantee of future results.

These guidance figures take into consideration the operations held by the Cosan Group today, which include Raízen Energia, Raízen Combustíveis, Rumo, Cosan Alimentos and Other Businesses.

		FY´2011	FY´2012	1st Revision 2012 FY	2nd Revision 2012 FY
Cosan Consolidado	Net Revenue (R$MM)	18.063	25.000 ≤ ∆ ≤ 27.500	25.000 ≤ ∆ ≤ 27.500	25.000 ≤ ∆ ≤ 27.500
	EBITDA (R$MM)	2.671	1.800 ≤ ∆ ≤ 2.200	1.800 ≤ ∆ ≤ 2.200	1.800 ≤ ∆ ≤ 2.200
	Net income (R$MM)	772	-	-	-
	CAPEX (R$MM)	2.500	2.000 ≤ ∆ ≤ 2.300	2.000 ≤ ∆ ≤ 2.300	2.000 ≤ ∆ ≤ 2.300
		FY´2011	FY´2012	1st Revision 2012 FY	2nd Revision 2012 FY
Raízen Energia	Volume of crushed sugarcane (‘000 tons)	54.238	56.000 ≤ ∆ ≤ 60.000	53.000 ≤ ∆ ≤ 56.000	53.000 ≤ ∆ ≤ 54.000
	Volume of sugar sold (‘000 tons)	4.291	4.200 ≤ ∆ ≤ 4.600	3.900 ≤ ∆ ≤ 4.300	3.900 ≤ ∆ ≤ 4.100
	Volume of ethanol sold (millions of liters)	2.247	2.100 ≤ ∆ ≤ 2.300	2.000 ≤ ∆ ≤ 2.300	1.900 ≤ ∆ ≤ 2.000
	Volume of energy sold (‘000 MWh)	1.254	1.400 ≤ ∆ ≤ 1.600	1.200 ≤ ∆ ≤ 1.400	1.200 ≤ ∆ ≤ 1.400
	EBITDA (R$MM)	2.130	1.900 ≤ ∆ ≤ 2.300	1.900 ≤ ∆ ≤ 2.100	1.850 ≤ ∆ ≤ 2.050
		FY´2011	FY´2012	1st Revision 2012 FY	2nd Revision 2012 FY
Raízen Combustíveis	Volume of fuel sold (millions of liters)	-	21.000 ≤ ∆ ≤ 23.000	21.000 ≤ ∆ ≤ 23.000	21.000 ≤ ∆ ≤ 22.000
	EBITDA (R$MM)	-	850 ≤ ∆ ≤ 1.050	900 ≤ ∆ ≤ 1.200	1.000 ≤ ∆ ≤ 1.200
		FY´2011	FY´2012	1st Revision 2012 FY	2nd Revision 2012 FY
Rumo	Volume of loading (‘000 tons)	7.841	9.000 ≤ ∆ ≤ 11.000	9.000 ≤ ∆ ≤ 11.000	7.500 ≤ ∆ ≤ 9.500
	Volume of transportation (‘000 tons)	-	6.000 ≤ ∆ ≤ 8.000	6.000 ≤ ∆ ≤ 8.000	5.000 ≤ ∆ ≤ 7.000
		FY´2011	FY´2012	1st Revision 2012 FY	2nd Revision 2012 FY
Cosan Alimentos	Volume of sugar sold (‘000 tons)		550 ≤ ∆ ≤ 650	550 ≤ ∆ ≤ 650	550 ≤ ∆ ≤ 650
	EBITDA (R$MM)		65 ≤ ∆ ≤ 85	65 ≤ ∆ ≤ 85	65 ≤ ∆ ≤ 85
		FY´2011	FY´2012	1st Revision 2012 FY	2nd Revision 2012 FY
Other Business	Volume of lubricants sold (millions of liters)	166	170 ≤ ∆ ≤ 190	170 ≤ ∆ ≤ 190	170 ≤ ∆ ≤ 190

About Cosan

Cosan is one of the largest private-sector groups in Brazil and the only fully integrated company in the renewable energy segment, with businesses in the areas of energy, food, logistics, infrastructure and farmland development and management. Through Raízen, a joint venture between Cosan and Shell, produces sugar and ethanol and distributes fuels through a network of 4,500 service stations with Shell and Esso brands. In sugar retail, Cosan operates with the leading brands União and Da Barra, among others. With the Mobil brand, Cosan produces in Brazil and distributes nationwide and in 3 more countries in South America automotive and industrial lubricants. In logistics, operates the Rumo Logística, the largest company specialized in transporting and loading of sugar and grains in the world.

Disclaimer

This document contains forward-looking declarations and estimates. These forward-looking declarations and information are only forecasts, and constitute no guarantee of future performance. We advise all stakeholders that these declarations and information are and will be, depending on the case, subject to risks, uncertainties and factors related to the operations and business environment of Cosan and its subsidiaries, due to the fact that the actual results of these companies may differ significantly from the results forecast or implied in the declarations and estimates given.

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F. Cosan S.A.

Financial Statements

Income Statement		Jun'10	Sept'10	Dec'10	Mar'10	Jun'11	Set'11
(in R$ million)		1Q'11	2Q'11	3Q'11	FY'11	1Q'12	2Q'12
(=)	Net Operating Revenue	3,999.6	4,716.1	4,738.4	18,063.5	5,188.0	6,804.3
(-)	Cost of Goods Sold and Services Rendered	(3,522.7)	(3,995.2)	(4,160.0)	(15,150.1)	(4,600.0)	(6,042.4)
(=)	Gross Profit	476.9	720.9	578.5	2,913.4	588.0	761.9
	Margin	11.9%	15.3%	12.2%	16.1%	0.1	0.1
(-)	Operating Income (Expenses):	(339.0)	(442.6)	(407.9)	(1,600.8)	2,925.9	(468.3)
(-)	Selling	(216.1)	(265.5)	(271.9)	(1,026.0)	(261.2)	(295.3)
(-)	General and Administrative	(120.6)	(137.9)	(132.4)	(541.0)	(150.0)	(158.2)
(±)	Other Operating Income (Expenses), Net	(2.3)	(39.1)	(3.6)	(33.8)	22.0	3.2
(±)	Gain on tax recovery program	-	-	-	-	-	-
(±)	Joint Venture formation income (expenses)	-	-	-	-	3,315.1	(18.2)
(=)	Operating Income (Loss)	137.9	278.3	170.5	1,312.6	3,513.9	293.6
(±)	Non-Operating Income (Expenses):	(124.7)	88.8	(81.5)	(121.5)	13.2	(394.9)
(±)	Financial Income (Expenses), Net	(130.5)	86.4	(89.4)	(146.7)	11.2	(393.6)
(±)	Earnings (Losses) on Equity Investments	5.8	2.4	7.8	25.2	2.0	(1.3)
(=)	Income (Loss) Before taxes	13.2	367.1	89.0	1,191.1	3,527.1	(101.3)
	Margin	0.3%	7.8%	1.9%	6.6%	0.7	(0.0)
(±)	Income and Social Contribution Taxes	(11.0)	(126.2)	(42.3)	(414.5)	(1,224.6)	188.2
(±)	Minority Interest	(1.7)	10.7	(8.0)	(5.0)	(3.1)	(23.7)
(=)	Net Income	0.4	251.5	38.7	771.6	2,299.3	63.2
	Margin	0.0%	5.3%	0.8%	4.3%	0.4	0.0

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Balance Sheet

Balance Sheet	Jun'10	Sept'10	Dec'10	Mar'10	Jun'11	Set'11
(in R$ million)	1Q'11	2Q'11	3Q'11	FY'11	1Q'12	2Q'12
Cash and Cash Equivalents	1,054.9	988.4	1,136.9	1,254.1	1,278.2	1,471.7
Restricted Cash	51.3	76.0	276.2	187.9	60.2	52.5
Trade Accounts Receivable	619.1	760.0	657.5	594.9	825.2	983.7
Derivative Financial Instruments	144.5	166.0	180.0	55.7	60.2	29.4
Inventories	1,066.3	1,626.8	1,642.7	670.3	1,002.0	1,361.8
Advances to Suppliers	323.5	293.9	268.6	229.3	172.2	141.9
Related Parties	50.5	21.8	20.8	14.7	680.3	599.7
Recoverable Taxes	355.4	396.4	401.1	375.0	411.7	416.0
Other Assets	46.7	51.3	81.8	80.4	98.9	108.1
Current Assets	3,712.2	4,380.5	4,665.5	3,462.3	4,588.9	5,164.9
Deferred Income and Social Contribution Taxes	680.0	744.3	823.5	715.3	1,026.4	959.7
Advances to Suppliers	52.5	65.1	85.5	46.0	27.5	39.6
Related Parties	79.6	77.8	76.0	92.0	1,215.4	1,176.6
Recoverable Taxes	38.8	36.6	36.0	55.1	124.5	123.6
Judicial Deposits	168.9	173.6	180.9	218.4	372.5	491.1
Other financial assets	367.3	378.2	392.3	420.4	290.3	418.6
Other Assets	459.6	464.5	498.4	443.8	1,103.6	966.5
Investments	267.4	287.5	294.7	304.1	333.9	358.1
Biological Assets	932.8	873.6	894.8	1,561.1	795.1	717.0
Property, Plant and Equipment	6,360.3	6,432.0	6,799.9	7,980.5	8,260.0	7,928.8
Intangible	3,379.2	3,370.0	3,355.7	3,445.7	4,125.3	4,531.1
Non-current Assets	12,786.4	12,903.4	13,437.6	15,282.4	17,674.4	17,710.7
Total Assets	16,498.6	17,283.8	18,103.2	18,744.7	22,263.4	22,875.6
Loans and Financings	854.3	1,052.5	1,124.0	916.4	627.1	758.7
Derivatives Financial Instruments	37.4	96.1	379.0	132.3	94.3	29.3
Trade Accounts Payable	716.3	832.1	754.4	558.8	621.6	757.5
Salaries Payable	219.9	225.5	175.6	183.6	183.3	191.5
Taxes and Social Contributions Payable	197.4	239.2	218.8	245.3	247.1	328.9
Dividendos a pagar	116.6	7.0	7.0	190.3	195.7	21.2
Related Parties	120.1	66.0	74.6	41.2	186.8	163.2
Other Liabilities	189.4	198.4	180.3	189.6	273.1	306.4
Current Liabilities	2,451.3	2,716.7	2,913.8	2,457.4	2,428.9	2,556.7
Loans and Financing	5,322.7	5,310.8	5,961.7	6,274.9	3,699.4	4,407.8
Taxes and Social Contributions Payable	597.3	605.8	618.2	639.1	1,123.0	1,180.0
Provision for Legal Proceedings	625.0	642.9	650.1	666.3	940.8	975.8
Earn-out provision	-	-	225.0	-	-	-
Related Parties	-	-	-	4.4	371.2	546.3
Pension Fund	-	2.1	12.2	24.4	25.9	27.4
Deferred Income and Social Contribution Taxes	1,123.6	1,215.6	1,250.9	1,511.0	3,546.4	3,159.1
Other Liabilities	374.5	377.7	153.7	382.9	814.4	752.1
Non-current Assets	8,043.0	8,155.0	8,871.7	9,502.9	10,521.0	11,048.4
Common stock	4,687.8	4,691.1	4,691.1	4,691.8	4,691.8	4,691.8
	(4.2)	(4.2)	(19.4)	(19.4)	(19.4)	(66.3)
Capital Reserve	511.3	564.8	439.3	537.5	637.8	609.9
Profits Reserve	374.2	290.8	290.8	1,249.0	1,249.0	1,232.2
Accumulated profits (losses)	370.3	621.8	660.5	-	2,299.3	2,362.5
Shareholders' Equity	5,939.4	6,164.4	6,062.4	6,458.9	8,858.6	8,830.2
Minority Shareholders' Interest	64.9	247.8	255.3	325.5	454.9	440.3
Shareholders' Equity	6,004.3	6,412.1	6,317.7	6,784.3	9,313.4	9,270.5
Total Shareholders' Equity and Liabilities	16,498.6	17,283.8	18,103.2	18,744.7	22,263.4	22,875.6

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Cash Flow

Statement of Cash Flows	Jun'10	Sept'10	Dec'10	Mar'11	Jun'11	Set'11
(in R$ million)	1Q'11	2Q'11	3Q'11	FY'11	1Q'12	2Q'12
Net Income	0.4	251.5	38.7	771.6	2,299.3	63.2
Non-cash Adjustments:	-	-	-	-	-	-
Depreciation & Amortization	157.9	190.8	152.3	742.3	165.8	503.4
Biological Assets	175.2	230.2	207.4	234.8	117.0	(99.1)
Earnings (Losses) from Equity Investments	(5.8)	(2.4)	(7.8)	(25.2)	(2.0)	1.3
Losses (Gains) in Fixed Assets Disposals	3.1	(11.8)	2.1	(35.3)	17.0	(11.5)
Deferred Income and Social Contribution Taxes	(0.7)	104.4	16.4	329.1	1,197.8	(277.7)
Judicial demands' provision	10.7	18.9	(3.3)	26.9	33.1	(33.1)
Minority Shareholders' Interest	1.7	(10.7)	8.0	5.0	3.1	23.7
Interest, monetary and exchange variations, net	167.0	(62.2)	53.2	238.5	(33.7)	562.3
Joint Venture formation income (expenses)	-	-	-	-	(3,315.1)	18.2
Gain on tax recovery program	-	-	-	-	-	-
Capital gains	-	(223.1)	-	-	-	-
Other Non-cash Items	19.4	206.9	(0.9)	7.5	5.2	(5.2)

Variation on Assets and Liabilities	31.1	(774.5)	(222.5)	42.0	-	-
Trade Accounts receivable	153.3	(153.4)	135.5	164.7	(123.3)	(105.6)
Restricted Cash	-	-	-	(143.0)	113.5	7.7
Inventory	(304.0)	(440.8)	(19.4)	84.6	(326.6)	(311.8)
Related Parties	-	-	-	(50.1)	(1,747.4)	142.6
Advances to Suppliers	(76.7)	16.9	4.9	16.8	(122.1)	18.2
Trade Accounts payable	146.9	115.8	(77.7)	(32.4)	241.2	125.0
Salaries payable	78.3	5.6	(49.9)	36.2	110.9	5.1
Derivative Financial Instruments	70.7	(214.6)	(108.4)	13.3	(79.8)	(62.1)
Taxes and Social Contributions Payable	(29.0)	34.2	(23.2)	-	908.8	15.5
Other assets and liabilities, net	39.0	(98.2)	(101.6)	(48.3)	429.6	(6.8)

Cash Flow from Operating Activities	560.0	(82.0)	243.5	2,379.1	(107.6)	573.3

Aquisitions, net of aquired cash and advances for	-	-	-	(157.3)	-	-
Contributed cash to Raízen's formation	-	-	-	-	(173.1)	-
Dividends	-	-	-	-	-	-
Additions on Investments, Net of Cash Received	(3.7)	(12.7)	-	-	-	(99.1)
Additions on Property, Plant and Equipment	(513.9)	(312.6)	(533.0)	(2,291.6)	(491.5)	(237.6)
Biological Assets expenses	(194.6)	(198.1)	(174.8)	(745.6)	(217.2)	(123.6)
Cash Received on Sale of aviation fuels business	-	-	-	-	-	-
Cash Received on Sale of other Fixed Assets	0.7	17.2	2.2	48.8	-	42.3
Cash Received on Aquisitions or Mergers	-	-	-	-	-	-
Cash Flow from Investment Activities	(711.5)	(506.2)	(705.5)	(3,145.7)	(881.8)	(418.0)

Additions of Debt	642.4	495.9	1,101.2	2,719.5	1,281.1	483.8
Payments of Principal and Interest on Debt	(561.6)	(224.7)	(458.2)	(1,967.9)	(407.5)	(206.0)
Capital Increase	-	-	-	4.0	-	-
Capital Increase by noncontrolling interests	-	403.3	-	400.0	139.9	-
Treasury Stock	-	-	(15.2)	(15.2)	-	(46.9)
Dividends	-	(193.0)	-	(193.1)	-	(192.7)
Related Parties	-	-	-	37.1	-	-
Cash Flows from Financing Activities	80.7	481.5	627.8	984.3	1,013.5	38.2

Total Cash Flow	(23.5)	(66.5)	148.5	175.7	24.1	193.5

Cash & Equivalents, Beginning	1,078.4	1,054.9	988.4	1,078.4	1,254.1	1,278.2
Cash & Equivalents, Closing	1,054.9	988.4	1,136.9	1,254.1	1,278.2	1,471.7

36 of 39

G. Cosan Ltd.

Financial Statements

Income Statement		Jun'10	Sept'10	Dec'10	Mar'10	Jun'11	Set'11
(in R$ million)		1Q'11	2Q'11	3Q'11	FY'11	1Q'12	2Q'12
(=)	Net Operating Revenue	3,999.6	4,716.1	4,738.4	18,063.5	5,188.0	6,804.3
(-)	Cost of Goods Sold and Services Rendered	(3,522.7)	(3,995.2)	(4,160.0)	(15,150.1)	(4,600.0)	(6,042.4)
(=)	Gross Profit	476.9	720.9	578.5	2,913.4	588.0	761.9
	Margin	11.9%	15.3%	12.2%	16.1%	0.1	0.1
(-)	Operating Income (Expenses):	(339.7)	(443.9)	(409.2)	(1,605.3)	2,481.6	(469.7)
(-)	Selling	(216.1)	(265.5)	(271.9)	(1,026.0)	(261.2)	(295.3)
(-)	General and Administrative	(121.3)	(139.3)	(133.7)	(545.5)	(150.5)	(159.5)
(±)	Other Operating Income (Expenses), Net	(2.3)	(39.1)	(3.6)	(33.8)	22.0	3.2
(±)	Gain on tax recovery program	-	-	-	-	-	-
(±)	Joint Venture formation income (expenses)	-	-	-	-	2,871.2	(18.2)
(=)	Operating Income (Loss)	137.2	277.0	169.3	1,308.1	3,069.5	292.2
(±)	Non-Operating Income (Expenses):	(129.0)	87.9	(81.2)	(126.0)	13.5	(395.8)
(±)	Financial Income (Expenses), Net	(134.8)	85.6	(89.0)	(151.1)	11.6	(394.5)
(±)	Earnings (Losses) on Equity Investments	5.8	2.4	7.8	25.2	2.0	(1.3)
(=)	Income (Loss) Before taxes	8.2	364.9	88.1	1,182.2	3,083.1	(103.6)
	Margin	0.2%	7.7%	1.9%	6.5%	0.6	(0.0)
(±)	Income and Social Contribution Taxes	(11.0)	(126.2)	(42.3)	(414.5)	(1,224.6)	188.2
(±)	Minority Interest	(1.9)	(85.2)	(22.7)	(296.8)	(873.0)	(47.4)
(=)	Net Income	(4.7)	153.4	23.1	470.9	985.5	37.2
	Margin	-0.1%	3.3%	0.5%	2.6%	0.2	0.0

37 of 39

Balance Sheet

Balance Sheet	Jun'10	Sept'10	Dec'10	Mar'10	Jun'11	Set'11
(in R$ million)	1Q'11	2Q'11	3Q'11	FY'11	1Q'12	2Q'12
Cash and Cash Equivalents	1,083.4	1,009.0	1,155.6	1,271.8	1,295.3	1,482.9
Restricted Cash	51.3	76.0	276.2	187.9	60.2	52.5
Trade Accounts Receivable	619.1	760.0	657.5	594.9	825.2	983.7
Derivative Financial Instruments	144.5	166.0	180.0	55.7	60.2	29.4
Inventories	1,066.3	1,626.8	1,642.7	670.3	1,002.0	1,361.8
Advances to Suppliers	323.5	293.9	268.6	229.3	172.2	141.9
Related Parties	50.5	21.8	20.8	14.7	680.3	599.7
Recoverable Taxes	355.4	396.4	401.1	375.0	411.7	416.0
Other Assets	47.5	51.6	82.5	81.0	99.0	108.1
Current Assets	3,741.5	4,401.3	4,685.0	3,480.6	4,606.2	5,176.1
Deferred Income and Social Contribution Taxes	680.0	744.3	823.5	715.3	1,026.4	959.7
Advances to Suppliers	52.5	65.1	85.5	46.0	27.5	39.6
Related Parties	79.6	77.8	76.0	92.0	1,215.4	1,176.6
Recoverable Taxes	38.8	36.6	36.0	55.1	124.5	123.6
Judicial Deposits	168.9	173.6	180.9	218.4	372.5	491.1
Other financial assets	367.3	378.2	392.3	420.4	290.3	418.6
Other Assets	464.4	470.9	504.4	449.3	1,108.3	972.1
Investments	267.4	287.5	294.7	304.1	333.9	358.1
Biological Assets	932.8	873.6	894.8	1,561.1	795.1	717.0
Property, Plant and Equipment	6,360.3	6,432.0	6,799.9	7,980.5	8,260.0	7,928.8
Intangible	3,823.1	3,813.9	3,799.6	3,889.6	4,125.3	4,531.1
Non-current Assets	13,235.1	13,353.7	13,887.6	15,731.8	17,679.2	17,716.4
Total Assets	16,976.6	17,755.0	18,572.6	19,212.4	22,285.3	22,892.5
Loans and Financings	899.4	1,094.9	1,165.7	957.1	666.1	805.1
Derivatives Financial Instruments	37.4	96.1	379.0	132.3	94.3	29.3
Trade Accounts Payable	716.3	832.1	754.4	558.8	621.6	757.5
Salaries Payable	219.9	225.5	175.6	183.6	183.3	191.5
Taxes and Social Contributions Payable	197.4	239.2	218.8	245.3	247.1	328.9
Dividendos a pagar	44.0	2.2	2.0	72.2	82.9	9.1
Related Parties	120.1	66.0	74.6	41.2	186.8	163.2
Other Liabilities	190.0	199.2	181.1	190.4	273.8	307.3
Current Liabilities	2,424.4	2,755.1	2,951.2	2,380.8	2,355.9	2,591.8
Loans and Financing	5,322.7	5,310.8	5,961.7	6,274.9	3,699.4	4,407.8
Taxes and Social Contributions Payable	597.3	605.8	618.2	639.1	1,123.0	1,180.0
Provision for Legal Proceedings	625.0	642.9	650.1	666.3	940.8	975.8
Earn-out provision	-	-	-	-	-	-
Related Parties	-	-	-	4.4	371.2	546.3
Pension Fund	0.0	2.1	12.2	24.4	25.9	27.4
Deferred Income and Social Contribution Taxes	1,123.6	1,215.6	1,250.9	1,511.0	3,546.4	3,159.1
Other Liabilities	374.5	377.7	378.7	382.9	814.4	752.1
Non-current Assets	8,043.0	8,155.0	8,871.7	9,502.9	10,521.0	11,048.4
Common stock	5.3	5.3	5.3	5.3	5.3	5.3
	-	-	-	-	-	-
Capital Reserve	3,667.1	3,695.7	3,608.5	3,668.2	3,725.5	3,718.8
Profits Reserve	-	-	-	-	1,872.5	1,773.6
Accumulated profits (losses)	531.0	565.1	588.2	887.3	-	-
Shareholders' Equity	4,203.4	4,266.2	4,202.0	4,560.9	5,603.3	5,497.7
Minority Shareholders' Interest	2,305.9	2,578.7	2,547.7	2,767.8	3,805.0	3,754.5
Shareholders' Equity	6,509.3	6,844.9	6,749.7	7,328.7	9,408.4	9,252.2
Total Shareholders' Equity and Liabilities	16,976.6	17,755.0	18,572.6	19,212.4	22,285.3	22,892.5

38 of 39

Cash Flow

Statement of Cash Flows	Jun'10	Sept'10	Dec'10	Mar'11	Jun'11	Set'11
(in R$ million)	1Q'11	2Q'11	3Q'11	FY'11	1Q'12	2Q'12
Net Income	(4.7)	153.4	23.1	470.9	985.2	37.2
Non-cash Adjustments:	-	-	-	-	-	-
Depreciation & Amortization	157.9	190.8	152.3	742.3	165.8	503.4
Biological Assets	175.2	230.2	207.4	234.8	117.0	(99.1)
Earnings (Losses) from Equity Investments	(5.8)	(2.4)	(7.8)	(25.2)	(1.9)	1.3
Losses (Gains) in Fixed Assets Disposals	3.1	(11.8)	2.1	(35.3)	17.0	(11.5)
Goodwill write off aviation business						-
Deferred Income and Social Contribution Taxes	(0.7)	104.4	16.4	329.1	1,197.8	(277.7)
Judicial demands' provision	10.7	18.9	(3.3)	26.9	33.1	(33.1)
Minority Shareholders' Interest	1.9	85.2	22.7	296.8	872.9	47.4
Interest, monetary and exchange variations, net	167.5	(64.9)	52.5	238.5	(27.6)	569.6
Joint Venture formation income (expenses)	-	-	-	-	(2,871.2)	18.2
Gain on tax recovery program	-	-	-	-	-	-
Capital gains	-	(220.9)	-	-	-	-
Other Non-cash Items	19.4	204.7	(0.9)	7.5	3.5	13.4
						-
Variation on Assets and Liabilities	31.6	(768.2)	(222.9)	-	-	-
Trade Accounts receivable	153.3	(153.4)	135.5	164.7	(123.3)	(105.6)
Restricted Cash	-	-	-	(143.0)	113.5	7.7
Judicial Deposits	-	-	-	-	(108.1)	108.1
Inventory	(304.0)	(440.8)	(19.4)	84.6	(326.6)	(311.8)
Related Parties	-	-	-	-	(1,747.4)	142.6
Advances to Suppliers	(76.7)	16.9	4.9	16.8	(122.1)	18.2
Trade Accounts payable	146.9	115.8	(77.7)	(32.4)	241.2	125.0
Salaries payable	78.3	5.6	(49.9)	36.2	110.9	5.1
Derivative Financial Instruments	70.7	(214.6)	(108.4)	13.3	908.8	(1,050.0)
Taxes and Social Contributions Payable	(29.0)	34.2	(23.2)	(50.1)	(79.2)	1,003.4
Other assets and liabilities, net	39.6	(91.9)	(102.0)	(49.2)	532.4	(120.7)
						-
Cash Flow from Operating Activities	556.0	(80.6)	241.5	2,327.2	(108.2)	591.0
						-
						-
Aquisitions, net of aquired cash and advances for	-	-	-	(157.3)	-	-
Contributed cash to Raízen's formation	-	-	-	-	(173.1)	0.0
Dividends	-	-	-	-	-	100.6
Additions on Investments, Net of Cash Received	(3.7)	(12.7)	-	-	(491.5)	392.5
Additions on Property, Plant and Equipment	(513.9)	(312.6)	(533.0)	(2,291.6)	(217.2)	(511.9)
Sugarcane planting and growing costs	(194.6)	(198.1)	(174.8)	(745.6)	-	(340.8)
Cash Received on Sale of aviation fuels business	-	-	-	-	-	-
Cash Received on Sale of other Fixed Assets	0.7	17.2	2.2	48.8	-	42.3
Cash Received on Aquisitions or Mergers	-	-	-	-	-	-
Cash Flow from Investment Activities	(711.5)	(506.2)	(705.5)	(3,145.7)	(881.8)	(317.3)
						-
						-
Additions of Debt	642.4	495.9	1,101.2	2,719.5	1,281.1	483.8
Payments of Principal and Interest on Debt	(561.6)	(224.7)	(458.2)	(1,971.6)	(407.5)	(206.0)
Capital Increase	-	-	-	4.0	-	-
Capital Increase by noncontrolling interests	-	403.3	-	400.0	139.9	0.0
Treasury Stock	-	-	(15.2)	(15.2)	-	(54.4)
Dividends	-	(192.4)	-	(193.1)	-	(328.8)
Related Parties	-	-	-	37.1	-	-
Exchange rate variation excluding Cash and Cash
Equivalents	0.0	(3.8)	0.2			-
Cash Flows from Financing Activities	80.8	478.3	627.9	979.5	1,013.5	(105.5)
						-
Total Cash Flow	(27.4)	(68.3)	146.7	161.0	23.5	187.6
						-
Cash & Equivalents, Beginning	1,110.8	1,083.4	1,009.0	1,110.8	1,271.8	1,295.3
Cash & Equivalents, Closing	1,083.4	1,015.1	1,155.6	1,271.8	1,295.3	1,482.9

39 of 39

Item 2

Quarterly Financial Information Cosan Limited September 30, 2011 Quartely information with independent auditors review report “a Free Translation of the Original Issued in Portuguese”

COSAN LIMITED

Quarterly Information

September 30, 2011

Contents

Quarterly information review report	2
Consolidated Statements of Financial Position	3
Consolidated Income Statements	5
Consolidated Statements of Changes in Equity	6
Consolidated Statements of Comprehensive Income	7
Consolidated Statements of Cash Flows	8
Notes to the Quarterly information	10

A free translation from Portuguese into English of Independent Auditor’s Review Report

INDEPENDENT AUDITOR’S REVIEW REPORT
The Board of Directors and Shareholders of
Cosan Limited
Bermuda

Introduction

We have reviewed the accompanying consolidated interim financial information, contained in the Quarterly Financial Information (ITR) of Cosan Limited, as of September 30, 2011, comprising the statement of financial position and the related statements of income, comprehensive income for the three-month and nine-month periods then ended, changes in equity and cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the consolidated interim financial information in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with specific rules issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review
We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim financial information
Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with IAS 34 applicable to the preparation of quarterly information (ITR), consistently with the rules issued by the Brazilian Securities Commission.

São Paulo, November 09, 2011

ERNST & YOUNG TERCO
Auditores Independentes S.S.

Luiz Carlos Nannini	Antonio C. M. Lage
Accountant CRC 1SP171638/O-7	Accountant CRC 1MG077995/O-1-S-SP

Cosan Limited

Consolidated Statements of Financial Position
September 30, 2011 and March 31, 2011
(In Thousands of Reais)

	Note	September 30, 2011	March 31, 2011
Assets
Current
Cash and cash equivalents	4	1,482,872	1,271,780
Restricted cash	5	52,540	187,944
Accounts receivable	7	983,724	594,857
Derivatives	24	29,434	55,682
Inventories	8	1,361,809	670,331
Advances to suppliers		141,897	229,325
Related parties	10	599,679	14,669
Recoverable taxes	9	416,032	374,991
Other current assets		108,110	3,480,602
	4	5,176,097	1,271,780

Non-current
Deferred income taxes	18	959,744	715,333
Advances to suppliers		39,623	46,037
Related parties	10	1,176,606	91,954
Recoverable taxes	9	123,648	55,066
Judicial deposits		491,056	218,371
Other financial assets	6	418,647	420,417
Other non-current assets		972,144	449,284
Equity method investments	12	358,052	304,142
Biological assets	13	716,966	1,561,132
Property, plant and equipment	14	7,928,774	7,980,524
Intangible assets	15	4,531,105	3,889,575
		17,716,365	15,731,835

Total Assets		22,892,462	19,212,437

Cosan Limited

Consolidated Statements of Financial Position
September 30, 2011 and March 31, 2011
(In Thousands of Reais)

	Note	September 30, 2011	March 31, 2011
Liabilities
Current
Current portion of long-term debt	16	805,119	957,134
Derivatives	24	29,293	132,289
Trade accounts payable		757,453	558,766
Salaries payable		191,546	183,560
Taxes payable	17	328,874	245,284
Dividends payable	20	9,119	72,229
Related parties	10	163,167	41,163
Other current liabilities		307,260	190,381
		2,591,831	2,380,806
Non-current
Long-term debt	16	4,407,785	6,274,895
Taxes payable	17	1,179,958	639,071
Legal proceedings	19	975,791	666,282
Related parties	10	546,295	4,444
Pension	25	27,412	24,380
Deferred income taxes	18	3,159,134	1,510,965
Other non-current liabilities		752,055	382,897
		11,048,430	9,502,934

Equity
Common stock	20	5,328	5,328
Treasury shares		(4,579)
Capital reserve		3,723,397	3,668,218
Accumulated losses		1,773,554	887,336
Equity attributable to owners of the Company		5,497,700	4,560,882
Equity attributable to non-controlling interests		3,754,501	2,767,815
Total Equity		9,252,201	7,328,697
Total Liabilities and Equity		22,892,462	19,212,437

See accompanying notes to consolited quarterly financial information.

Cosan Limited

Consolidated Income Statements
Period ended September 30, 2011 and 2010
(In thousands of Reais, except otherwise stated)

	Note	07.01.2011 to 09.30.2011	04.01.2011 to 09.30.2011	07.01.2010 to 09.30.2010	04.01.2010 to 09.30.2010
Net sales	22	6,804,283	11,992,263	4,716,087	8,715,709
Cost of goods sold		(6,042,362)	(10,642,362)	(3,995,209)	(7,517,890)
Gross profit		761,921	1,349,901	720,878	1,197,819

Operational income /(expenses)
Selling		(295,266)	(556,469)	(265,511)	(481,608)
General and administrative		(159,507)	(310,248)	(139,275)	(260,596)
Other, net		3,236	25,261	(39,131)	(41,460)
Gain of formation of joint venture	21	(18,160)	2,853,057	-	-
		(469,697)	2,011,601	(443,917)	(783,664)
Income before financial results, equity income of associates and income taxes		292,224	3,361,501	276,961	414,155

Equity income of associates	11	(1,303)	658	2,358	8,116
Financial results, net	23	(394,534)	(382,974)	85,565	(49,227)
		(395,837)	(382,316)	88,765	(41,111)
Income (loss) before income taxes		(103,613)	2,979,185	364,884	373,044
Income Taxes
Current	18	(89,524)	(116,389)	(21,829)	(33,535)
Deferred	18	277,718	(920,054)	(104,420)	(103,714)
		188,194	(1,036,443)	(126,249)	(137,249)
Net income for the period		84,581	1,942,742	238,635	235,795

Net income attributable to non-controlling interests		(47,416)	(920,378)	(85,240)	(87,126)
Net income attributable to Cosan		37,165	1,022,364	153,395	148,669

Cosan Limited

Consolidated Statements of Changes in Equity
Period ended September 30, 2011 and 2010
(In Thousands of Reais)

			Capital Reserves
	Capital stock	Treasury shares	Recognized options granted	Other Components of equity	Retained earnings (accumulated losses)	Total	Non- controlling interests	Total equity
Balances at March 31, 2011	5,328	-	3,943,881	(275,663)	887,336	4,560,882	2,767,815	7,328,697
Equity Adjustment - deconsolidation of subsidiaries contributed to joint ventures	-	-	-	40,563	-	40,563	24,683	65.246
Hedge accounting	-	-	-	6,473	-	6,473	3,952	10,425
Cumulative translation adjustment – CTA	-	-	-	13,100	-	13,100		13,100
Change in interest of non-controlling intrest due to the formation of Raízen	-	-	-	-	-	0	9,035	9,035
Effect of corporate reorganization of Rumo	-	-	(1,989)	-	-	(1,989)	77,780	75,791
Net income for the period	-	-	-	-	1,022,364	1,022,364	920,378	1,942,742
Costs with repurchase of shares of subsidiary	-	(4,579)	-	-	-	(4,579)	-	(4,579)
Effect of repurchase of shares from non-controlling interests in subsidiaries	-	-	(2,968)	-	-	(2,968)	(43,911)	(46,879)
Complementary Dividends	-	-	-	-	(136,146)	(136,146)	-	(136,146)
Effect of dividends distribution to non-controlling interests	-	-	-	-	-	-	(5,231)	(5,231)
Balances at September 30, 2011	5,328	(4,579)	3,938,924	(215,527)	1,773,554	5,497,700	3,754,501	9,252,201

			Capital Reserves
	Capital stock	Treasury shares	Recognized options granted	Other Components of equity	Retained earnings (accumulated losses)	Total	Non- controlling interests	Total equity
Balances at March 31, 2010	5,328	-	3,824,681	(170,235)	535,723	4,195,497	2,296,428	6,491,925
Share based compensation	-	-	534		-	534	325	859
Hedge accounting	-	-	-	(81,753)	-	(81,753)	(49,704)	(13,1457)
Currency translation adjustment - CTA	-	-	-	(3,680)	-	(3,680)	36	(3644)
Net Income for the period	-	-	-	-	148,669	148,669	87,126	235,795
Pension plan	-	-		(1,494)	-	(1,494)	(908)	(2,402)
Issuance of common shares of Rumo to Non-controlling interest	-	-	128,363	-	-	128,363	271,637	400,000
Exercise of stock options	-	-	(685)		-	(685)	5,344	4,659
Dividends	-	-	-	-	(119,294)	(119,294)	(31,545)	(150,839)
Balances at September 30, 2010	5,328	-	3,952,893	(257,162)	565,098	4,266,157	2,578,739	6,844,896

See accompanying notes to consolidated quarterly financial information.

Cosan Limited

Consolidated Statements of Comprehensive Income
Period ended September 30, 2011 and 2010
(In Thousands of Reais)

	07.01.2011 to 09.30.2011	04.01.2011 to 09.30.2011	07.01.2010 to 09.30.2010	04.01.2010 to 09.30.2010

Net income of the period	84,581	1,942,742	238,635	235,795

Other Comprehensive Income (Loss):
Cummulative Translation Adjustment - CTA	18,232	13,100	(3,374)	(3,644)
Net movement on cash flow hedges	(42,268)	15,794	(229,394)	(199,177)
Actuarial gains and losses on defined benefit plans	-	-	(3,641)	(3,639)
Income tax effects	14,371	(5,369)	79,232	68,958

Other Comprehensive Income (Loss) for the period, net of tax	(9,665)	23,525	(157,177)	(137,502)

Total Comprehensive Income for the period, net of tax	74,916	1,966,267	81,458	98,293

Attributable to:
Owners of the Company	38,045	1,041,937	54,142	61,743
Non-controlling interests	36,871	924,330	27,316	36,550

See accompanying notes to consolidated quartely financial information.

Cosan Limited

Consolidated Statements of Cash Flows
Period ended September 30, 2011 and 2010
(In Thousands of Reais)

	09.30.2011	09.30.2010
Operating activities
Net income of the period attributable to Cosan	1,022,364	148,669
Non-cash adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation and amortization	669,205	690,927
Biological assets	17,856	70,829
Income from equity investments	(658)	(8,116)
Loss (gain) from disposal of property, plant and equipment	5,542	(8,718)
Deferred income taxes	920,054	103,714
Non-controlling interests	920,378	87,126
Interest, monetary variations and foreign exchange variation, net	542,028	102,582
Joint Ventures formation effects	(2,853,057)	-
Others	16,845	32,722
	1,260,557	1,219,735
Changes in assets and liabilities
Accounts receivable	(228,808)	(121)
Restricted cash	121,179	-
Inventories	(638,444)	(752,596)
Related parties	(1,604,806)	-
Advances to suppliers	(103,922)	(59,728)
Suppliers	366,203	262,688
Salaries payable	116,062	83,905
Legal proceedings	68,074	4,770
Derivatives	(141,242)	(143,865)
Taxes and Contributions Payable	924,273	5,209
Other assets and liabilities, net	343,691	(63,179)

Net cash flows from operating activities	482,817	556,818
Investing activities
Acquisitions, net cash of cash acquired	(26,270)	(16,467)
Acquisition of sugar retail business	(72,780)	-
Dividends received	100,639	-
Purchase of property, plant and equipment, software and other intangible assets	(729,096)	(826,505)
Sugarcane planting and growing costs	(340,784)	(392,620)
Cash contributed in the formation of Raízen	(173,116)	-
Proceeds from the sale of other investments and property, plant and equipment	42,282	17,906

Net cash flows used in investing activities	(1,199,125)	(1,217,686)
Financing activities
Proceeds from long-term debt	(1,199,125)	(1,138,273)
Repayment of long-term debt	(613,524)	(786,368)
Capital increase	-	403,309
Capital increase in subsidiaries by non-controlling interests in subsidiaries	139,925	-
Acquisition of treasury shares	(49,847)	-
Acquisition of shares of subsidiary	(4,579)	-
Dividends paid	(328,805)	(192,413)

Net cash flows from financing activities	908,057	562,801

Effect of exchange rate changes on cash and cash equivalents	19,343	(3,746)
Net increase in cash and cash equivalents	211,092	(101,813)
Cash and cash equivalents at the beginning of the period	1,271,780	1,110,766
Cash and cash equivalents at the end of the period	1,482,872	1,008,953
Supplemental disclosure of cash flow information
Financial interest expenses paid	151,823	211,456
Income taxes paid	98,836	18,369

See accompanying notes to consolidated quarterly financial information.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

1.	Operations

Cosan Limited (“Cosan” and “the Company”) was incorporated in Bermuda on April 30, 2007. Its shares are traded on the New York Stock Exchange (NYSE – CZZ) and in the São Paulo Stock Exchange (Bovespa – CZLT11).  Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of the Company. Cosan Limited controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”) with a 62.47% interest.

Cosan S.A. is a Brazilian Company with its shares traded on Novo Mercado of São Paulo Stock Exchange (“Bovespa”) under the ticker CSAN 3. Its registered office is located in the city of São Paulo, Brazil.

Cosan S.A., through its subsidiaries and jointly controlled subsidiaries, primary activities are in the following business segments (i) Sugar & Ethanol: the production of sugar and ethanol, as well as the energy cogeneration produced from sugar cane bagasse, through its joint venture named Raízen Energia Participações S.A. (“Raízen Energia”) (ii) Fuel Distribution through its joint venture named Raízen Combustíveis S.A. (“Raízen Combustíveis”) (iii) Logistics services including transportation, port lifting and storage of sugar (iv) Production and distribution of lubricants licensed by Mobil trademark and, (v) since July 1, 2011, the purchase and sale of sugar in the retail segment, activity that was previously developed by its joint venture Raízen Energia, now under the name of a business segment “Cosan Alimentos”.

On June 1st 2011, the Company completed, jointly with Royal Dutch Shell ("Shell"), the establishment of two controlling companies ("joint ventures"): (i) Raizen Combustíveis S.A. ("Raízen Combustíveis"), in the fuel distribution segment, and (ii) Raizen Energia Participações SA ("Raízen Energia"), in the segment of sugar and ethanol. Cosan and Shell share control of the two entities, with each company holding  50% of the economic control. Cosan recorded its investments in the joint ventures using the equity method of accounting for the purposes of its individual financial information, and through proportionate consolidation in the consolidated financial information.

Cosan contributed with their business of sugar, ethanol, cogeneration and fuel distribution in the formation of joint ventures. Shell contributed its business of distributing fuel in Brazil and participation in business research and development of second generation ethanol (Iogen and Codexis), the license to use the Shell brand in the amount of R$ 530,498 and a contribution of money determined valued at approximately R$ 1.8 billion over a period of 2 years. The accounting effects arising from the formation of Raizen Combustíveis and Raizen Energia are presented in Note 21.

The logistics of sugar and lubricants business, together with investment in Radar Propriedades Agrícolas S.A. ("Radar") were not contributed to the joint ventures.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

2.	Presentation of quarterly financial information and accounting policies

The quarterly financial information have been prepared and presented in accordance with IAS 34 International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Information in the notes to the financial information that have not had any significant changes or present immaterial information in comparison to those included in the annual report dated March 31, 2011, have not been included in this financial information

As of April 1, 2011, the following pronouncements and interpretations took effect: IAS 24 - Disclosure Requirements for State Entities and Definition of Related Party (Revised), IFRIC 14 - Prepayments of a Minimum Funding Requirement, and IFRIC 19 - Extinguishment of Financial Liabilities to Equity Instruments. The adoption of these pronouncements and interpretations did not impact the financial information for September 30, 2011.

This quartely financial information were authorized for issued by the Audit Committee on November 2, 2011.

Certain reclassifications have been made for a fair presentation of quarterly financial information.

The consolidated financial statements are presented in Brazilian reais. However, the functional currency of Cosan is the U.S. dollar. The Brazilian real is the currency of the primary economic environment in which Cosan S.A. and its subsidiaries, located in Brazil, operate and generate and expend cash and is the functional currency, except for the foreign subsidiaries in which U.S. dollar is the functional currency. The conversion effects are registered in the shareholder’s equity of those subsidiaries.

The exchange rate of the Brazilian real (R$) to the U.S. dollar (US$) was R$1.8544=US$1.00 at September 30, 2011, R$1,6287=US$1.00 at March 31, 2011.

On November 3, 2011, the Company's Board of Directors approved this financial information and authorized its issuance.

Company’s jointly controlled subsidiaries

Cosan holds stakes in two joint ventures (Raizen Combustíveis and Raizen Energia), which, together with Shell, have a contractual arrangement that establishes joint control of the company’s activities. Cosan recognizes their participation in these joint ventures through proportionate consolidation of the consolidated information and through the equity method applied in the individual information.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

Consolidation of quarterly financial information

The consolidated quarterly financial information include information from Cosan, its subsidiaries and jointly controlled subsidiaries for the quarter ended September 30, 2011 and year ended March 31, 2011. The Subsidiaries and jointly controlled subsidiaries are listed below:

	09.30.2011	03.31.2011
Subsidiaries (direct interest)
Cosan S.A. Indústria e Comercio	62.47%	62.20%

Indirect interest
Administração de Participações Aguassanta Ltda.	57.16%	56.91%
Bioinvestments Negócios e Participações S.A.	57.16%	56.91%
Vale da Ponte Alta S.A.	57.16%	56.91%
Águas da Ponte Alta S.A.	57.16%	56.91%
Proud Participações S.A.	62.47%	62.14%
Cosan Distribuidora de Combustíveis Ltda.	62.47%	62.14%
Cosan Overseas Limited	62.47%	62.20%
Pasadena Empreendimentos e Participações S.A.	62.47%	62.20%
Cosan Cayman Finance Limited	62.47%	62.20%
Cosan Lubrificantes e Especialidades S.A. (anteriormente denominada Cosan Combustíveis e Lubrificantes S.A.)	62.47%	62.20%
CCL Cayman Finance Limited	62.47%	62.20%
Copsapar Participações S.A.	56.22%	55.98%
Novo Rumo Logística S.A.	58.03%	57.78%
Rumo Logística S.A.	-	43.35%
Docelar Alimentos e Bebidas S.A.	62.41%	62.14%
Cosan Operadora Portuária S.A.	43.54%	43.35%
Teaçú Armazéns Gerais S.A.	43.54%	43.35%
Logispot Armazéns Gerais S.A.	22.18%	22.08%

Jointly-controlled subsidiaries (indirect)
Raízen S.A. (1)	31.24%	-
Raízen Energia Participações S.A. (1)	31.24%	-
Raízen Combustíveis S.A. (1)	31.24%	-

(1) Jointly-controlled subsidiares with Shell

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

The subsidiaries are fully consolidated from the date of acquisition of control, and continue to be consolidated until the date that control ceases to exist. The jointly controlled subsidiaries are consolidated proportionally from the date of acquisition of joint control until the date that joint control ceases to exist.

The quarterly financial information of subsidiaries and jointly controlled subsidiaries are prepared for the same disclosure period as that of the parent company, using consistent accounting policies. All balances held between the subsidiary companies and jointly controlled subsidiaries, income and expenses and unrealized gains and losses derived from intercompany transactions are eliminated in their entirety.

Any change in the ownership interest of a subsidiary that does not result in loss of control is accounted for as an equity transaction.

2.	New IFRS and IFRIC Interpretations Committee (Financial Reporting Interpretations of IASB) applicable to the consolidated financial statements

New accounting pronouncements from the IASB and IFRIC interpretations have been published and / or reviewed and have the optional adoption for the current year. These new accounting pronouncements and interpretations are described below:

• IFRS 9 Financial Instruments – Classification and measurement - It reflects the first phase of the IASBs work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a simplified approach to determine whether a financial asset is measured at amortized cost or fair value, based on the manner in which an entity manages its financial instruments (business model) and the typical contractual cash flow of financial assets. The standard also requires the adoption of only one method for determining losses in recoverable value of assets. The standard is effective for annual periods beginning on or after 1 January 2013. Early adoption is permitted. Management is still evaluating the impact on its financial position or performance in relation to IFRS 9.

• IFRS 10 Consolidated Financial Statements - IFRS 10 as issued establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements and is effective for annual periods beginning on or after  January 1, 2013. Early adoption is permitted. Management is still evaluating the impact on its financial position or performancefrom the adoption of IFRS 10.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

3.	New IFRS and IFRIC Interpretations Committee (Financial Reporting Interpretations of IASB) applicable to the consolidated financial statements --Continued

• IFRS 11 Joint Arrangements – IFRS 11 provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.  The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities.  IFRS 13 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributionsby Ventures, and is effective for annual periods beginning on or after 1 January 2013.  Early adoption is permitted. The main effect of this adoption of IFRS 11 will the end of the option of proportional consolidation. Equity method will be the only option to account for interest in joint ventures entities in the consolidated financial statements.

• IFRS 12 Disclosures of Interests in Other Entities – IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.  IFRS 12 is effective for annual periods beginning on or after 1 January 2013.  Early adoption is permitted. Management is still evaluating the impact on its financial position or performance from the adoption of IFRS 12.

• IFRS 13 Fair Value Measurement - IFRS 13 establishes new requirements on how to measure fair value and the related disclosures for IFRS and US generally accepted accounting principles. The standard is effective for annual periods beginning on or after 1 January 2013. Early adoption is permitted. Management is still evaluating the impact on its financial position or performance from the adoption of IFRS 13.

There are no other issued pronuncement and interpretation not yet adopted which may, in the management’s opinion, have significant impact in the income statement or in the shareholder’s equity disclosed by the Company.

4.	Cash and cash equivalents

	09.30.2011	03.31.2011
Cash	-	289
Bank accounts	91,032	142,790
Amounts pending foreign exchange closing	133,605	-
Highly liquid investments	1,258,235	1,128,701
	1,482,872	1,271,780

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

5.	Restricted cash

	09.30.2011	03.31.2011
Restricted Financial Investments	25,383	61,072
Deposits in connection with Derivative Transactions	27,157	126,872
	52,540	187,944

Deposits in connection with derivative transactions relate to margin calls by counterparties in derivative transactions.

6.	Other financial assets

	09.30.2011	03.31.2011
Fair value of Radar option (1)	142,589	162,961
Treasury certificates – CTN (2)	276,058	257,456
	418,647	420,417

(1) Cosan S.A. holds warrants on Radar, exercisable at any time up to maturity (August 2018). Such warrants will allow Cosan to purchase additional shares at R$41.67 per share adjusted for  inflation (IPCA), equivalent to 20% of the total shares issued by Radar as of the date of exercise. The exercise of warrants will not change the classification of this investment as an equity investment. The fair value of these warrants was calculated based on observable market data.

(2) Represented by bonds issued by the Brazilian National Treasury under the Special Program for Agricultural Securitization - "PESA" with original maturity of 20 years in connection with the long-term debt denominated PESA (note 16). These bonds yield inflation (IGPM) plus 12% p.a.. The value of these securities at maturity is expected to be equal to the amount due to the PESA at that date. If the PESA debt is paid in advance, the Company may still keep this investment until maturity.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

7.	Accounts receivable

	09.30.2011	03.31.2011
Domestic	978,923	678,498
Foreign	104,647	7,556
Allowance for doubtful accounts	(99,846)	(91,197)
	983,724	594,857

8.	Inventories

	09.30.2011	03.31.2011
Finished goods:
Sugar	368,031	77,673
Ethanol	280,670	42,840
Fuel and Lubricants	537,180	326,634
Raw material	36,412	51,598
Work in process	11,464	5,121
Spare parts and other	134,614	186,032
Provision for inventory realization and obsolescence and other	(6,562)	(19,567)
	1,361,809	670,331

9.	Recoverable taxes

	09.30.2011	03.31.2011
Withholding income tax	5,043	-
Income tax and social contribution	104,289	66,274
COFINS	115,304	121,474
PIS	32,430	27,338
State VAT - ICMS	191,781	151,161
IPI	39,142	47,741
Other	51,691	16,069
	539,680	430,057
Current	(416,032)	(374,991)
Non Current	123,648	55,066

10.	Related parties

In the normal course of business the Company has operational and financing transactions with several related parties. The significant related party balances and transactions are summarized below:

•    Aguassanta:

The jointly-controlled subsidiary Raízen Energia has land leased from entities controlled by Group Aguassanta (“Aguassanta”). The lease costs are paid considering the ATR price published by CONSECANA and contracts having terms expiring between 2026 and 2027.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

•    Radar

The jointly-controlled subsidiary Raízen Energia has land leased with investee Radar Propriedades Agrícolas S.A. (“Radar”). These lease costs are paid also considering the ATR price published by CONSECANA and most of the lease contracts have terms expiring in 2027.

•    Rezende Barbosa

Cosan S.A. has receivable from Rezende Barbosa which are ultimately guaranteed by shares issued by the Cosan.

The jointly-controlled subsidiary Raízen Energia executed a long-term agreement with Rezende Barbosa to supply sugar-cane prior  related parts. Prices paid to them are based on ATR price published by CONSECANA.

•    Vertical

The jointly-controlled subsidiary Raízen Energia sell and buy ethanol from Vertical UK LLP (“Vertical”) in the normal course of business. Vertical is a Trading Company headquartered in Switzerland for which Cosan S.A. has a indirect interest of 50% without exercising control over it.

•    Raízen Energia and Raízen Combustíveis

The jointly-controlled subsidiaries Raizen Energia and Raizen Combustíveis, in sequence to the contract signed upon its formation (note 21), assumed rights and obligations of certain transactions with Cosan S.A., seeking refunds or reimbursements related to certain operations prior to the formation of the joint venture.

Cosan S.A. has right to a financial compensation from Raizen Energia for the tax benefit obtained by Raízen Energia due to the use of tax losses by Raizen Energia and Raizen Combustíveis for the tax benefit obtained by Raízen Combustíveis due to tax amortization of goodwill contributed by Cosan S.A..

•    Shell Group

The jointly-controlled Raízen Combustíveis has fuel sale operations for use on foreign aircrafts that have contracts with Shell Aviation Limited. Payments take place every fifteen days.

The jointly-controlled Raízen Combustíveis, in sequence to the contract signed of the formation of the joint venture, assumed the rights to reimbursement of certain litigation from the period prior to the joint venture with Shell Brazil Holding BV.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

The jointly-controlled subsidiary Raizen Energia, in response to the contract signed of the formation of the joint venture, has an accounts receivable related to the Shell's cash contribution in the amount of R$ 1,774,082, being presented here only for the portion equivalent to Cosan S.A., in the amount of R$ 887,041, distributed between short and long term. This amount is indexed in U.S. dollars and has been corrected in LIBOR.

a.	Summarized balances with related parties

	09.30.2011	03.31.2011
Current assets
Shell Brazil Holding B.V.	577,373	-
Raízen Energia	7,795	-
Rezende Barbosa	8,958	7,298
Vertical UK LLP	2,526	6,430
Raízen Combustíveis	547	-
Other Related parties	2,480	941
Total Current assets	599,679	14,669

Non-current assets
Shell Brazil Holding B.V.	766,856	-
Raízen Energia	217,419	-
Raízen Combustíveis	98,220	-
Rezende Barbosa	88,358	91,954
CTC - Centro de Tecnologia Canavieira	3,985	-
Other Related parties	1,768	-
Total Non Current assets	1,176,606	91,954
Total Assets	1,776,285	106,623

	09.30.2011	03.31.2011
Current Liabilities
Raízen Energia	75,911	-
Grupo Rezende Barbosa	56,750	37,664
Shell Brazil Holding B.V.	28,782	-
Other	1,724	3,499
Total Current Liabilities	163,167	41,163

Non-current liabilities
Shell Brazil Holding B.V.	444,785	-
Raízen Energia	86,207	-
Others	15,303	4,444
Total non Current Liabilities	546,295	4,444
Total Liabilities	709,462	45,607

b.	Summarized transactions with related parties

	09.30.2011	09.30.2010
Sale
Vertical UK LLP	118,722	87,930
Other	120	34,576
	118,842	122,506
Purchase of goods/ services
Grupo Rezende Barbosa	222,579	245,709

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

Leased land
Aguassanta	10,678	13,261
Radar	17,508	12,803
	28,186	26,064
Financial income/ (expense)

Grupo Rezende Barbosa	1,343	-
Shell Brazil Holding B.V.	100,330	-
Other	68	-
	101,741	-

c.  Officers and director compensation

At the Annual General and Extraordinary Meeting of July 29, 2011, the total annual compensation of the directors of the Cosan S.A for the fiscal year ending on March 31, 2012  was approved in the maximum amount of R$ 32,000 (including salaries and bonuses).

11.	Business combinations and acquisitions of non-controlling interest

a.	Retail sugar business

On July 1, 20011, the subsidiary Cosan S.A., through its indirect subsidiary Docelar Alimentos S.A. (“Docelar”), purchased the retail sugar business of Raízen Energia. The preliminary estimated fair value of assets at the date of acquisition of the consideration transferred amounted R$ 175,000, as follows:

Cash	145,560
Consideration considered	29,140
Total	175,000

The estimated preliminary fair value of assets acquired and liabilities assumed at the date of acquisition of the retail sugar business were as follows:

Description
Accounts receivable	105,894
Inventories	33,398
Taxes recoverable	3,413
Deffered taxes	12,956
Property, plant and equipment	37,114
Suppliers	(21,709)
Others	(6,360)
Net assets acquired	164,706
Consideration transferred, net cash acquired	175,000
Preliminary goodwill	10,294

The purchase price for the acquisition of the retail sugar was allocated on a preliminary basis based on the estimated fair value of assets acquired and liabilities assumed. The preliminary goodwill was allocated to the primary segment "Cosan Alimentos".

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

The assets represented by retail brands, such as "União" and "DaBarra" which had not been contributed to the Raízen Energia, being from that quarter, considered as assets of the "Cosan Alimentos".

12.	Equity method investments

	Investiments		Equity income (loss) of subsidiaries and associates
	09.30.2011	03.31.2011	09.30.2011	09.30.2010
Radar Propriedades Agrícolas S.A.	263,989	260,756	658	14,450
Codexis Inc	43,974	-	-	-
Outros investimentos	50,089	43,836	-	(6,334)
	358,052	304,592	658	8,116

Changes in investments

Balance at March 31, 2011	304,142

Equity income	658
Capital increase Tellus and Logum	26,270
Net effect of the formation of Raízen	30,043
Other	(3,061)

Balance at September 30, 2011	358,052

13.	Biological assets

Changes in biological assets (sugarcane plants) are described below:

Balances at March 31, 2011	1,561,132
Changes in fair value less estimated cost to sell	(17,856)
Increase due to planting and growing costs	340,784
Harvest cane transferred to inventory (*)	(363,510)
Proportional consolidation effect due to the formation of JVs (50%)	(803,584)
Balances at September 30, 2011	716,966

(*) R$109,364 of this amount was allocated in sugar and ethanol’s inventory as of September 30, 2011.

Sugarcane plants

Areas cultivated represent only sugarcane, without considering the land where these crops are found. The following assumptions were used to determine fair value using the discounted cash flow (consolidated):

	09.30.2011	03.31.2011
Crop area (hectares) (1)	367,265	340,386
Expect productivity (tons of cane per hectare)	84.74	85
Total amount of recoverable sugar – ATR (kg)	138.54	138.54
Price kg ATR projected average (R$/kg)	0.4228	0.4228

(1)	The biogical assets are proportionally consolidated in 50.0% in the Company.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

Sugar production depends on the volume and sucrose content of sugarcane grown or supplied by farmers located near the plants. The yield of the crop and the sucrose content in sugarcane mainly depend on weather conditions such as rainfall rate and temperature, which may vary.

Historically, weather conditions have caused volatility in ethanol and sugar production, and consequently in our operating results because it cause demage to the annual harvest. Future climate conditions may reduce the amount of sugar and sugarcane that the Company will obtain in a particular season or in the sucrose content of sugarcane. Additionally, our business is subject to seasonality according to the growth cycle of sugarcane in the south-central region of Brazil.

The period of annual harvest of sugarcane in the south-central region of Brazil begins in April / May and ends in November / December. This creates variations in stock, usually high in November to cover sales between harvests (i.e. from December to April) and a degree of seasonality in gross profit as sales of ethanol and sugar are significantly lower in the last quarter of fiscal year. The seasonality and any reduction in the volume of sugar recovered could have a material adverse effect on our operating results and financial condition.

14.	Property, plant and equipment

	03.31.2011	Addition	Write-off	Transfer	Effect of Formation Joint Venture and Docelar	09.30.2011
Cost
Land and rural properties	1,263,240	-	(14,880)	(2,514)	398,852	1,644,698
Buildings and improvements	1,122,256	1,432	(14,051)	140,823	(282,416)	968,044
Machinery, equipments and installations	4,980,432	34,484	(16,184)	554,816	(342,410)	5,211,138
Aircraft	30,903	-	(4,691)	(0)	-	26,212
Rail cars and locomotives	341,647	-	-	50,000	-	391,647
Boats and vehicles	323,042	2,741	(604)	18,598	(46,283)	297,494
Furniture, fixtures and computer equipment	137,206	174	(4,143)	16,236	(22,821)	126,652
Construction in progress	1,218,765	502,071	(4,013)	(394,259)	(512,056)	810,508
Advances for purchase of property, plant and equipment	148,947	16,632	(2,009)	(33,570)	(36,482)	93,518
Parts and components to be periodically replaced	1,043,342	124,283	-	(117,292)	(277,221)	773,112
Other	4,782	12,994	(9,596)	30,421	134,526	173,127
Total	10,614,562	694,811	(70,171)	263,259	(986,311)	10,516,150

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

	03.31.2011	Addition	Write-off	Transfer	Effect of Formation Joint Venture and Docelar	09.30.2011
Depreciation:
Land and rural properties	(3,118)	-	-	3,118	-	-
Buildings and improvements	(287,620)	(24,375)	4,540	(50,983)	107,891	(250,547)
Machinery, equipments and installations	(1,472,512)	(202,994)	10,454	(289,090)	662,003	(1,292,139)
Aircraft	(15,195)	(876)	860	(0)	-	(15,211)
Rail cars and locomotives	(6,128)	(6,079)	-	(0)	-	(12,207)
Boats and vehicles	(150,146)	(16,034)	460	(8,552)	60,555	(113,717)
Furniture, fixtures and computer equipment	(87,460)	(6,015)	3,303	(12,440)	11,165	(91,447)
Construction in progress	-	49	-	-	-	49
Parts and components to be periodically replaced	(611,859)	(260,280)	-	129,322	37,728	(705,089)
Other	-	(2,875)	2,974	(21,503)	(85,664)	(107,068)
Total	(2,634,038)	(519,479)	22,591	(250,128)	793,678	(2,587,376)

Net salvage value:	7,980,524	175,331	(47,580)	13,132	(192,633)	7,928,774

Capitalization of borrowing costs

During the period ended September 30, 2011, borrowing costs capitalized amounted to R$ 33,153 (R$ 70,543 during the year ended March 31, 2011). The weighted average interest rate, used for capitalization of interest on the balance of construction in progress, was 8.6% per year during the period ended September 30, 2011 (9.13% per year during the year ended March 31, 2011).

15.	Intangible assets

Cost	At March 31, 2011	Additions	Write offs	Transfers	Effects of formation of Raízen and Docelar	At September 30, 2011
Software	98,063	570	(1)	(75,593)	28,065	51,104
Trademarks and patents	429,671	-	(9,513)	(40,375)	230,401	610,184
Goodwill	2,697,221	-	(639,154)	10,292	751,098	2,819,458
Customer base	583,420	-	-	(57,701)	317,986	843,705
Leases	155,505	-	(232)	(14,253)	(61,333)	79,687
Distribution rights	170,291	2,531	-	206,289	(53,952)	325,159
Others	43,263	7,863	(8,645)	36,754	103,458	182,693
Total	4,177,434	10,964	(657,545)	65,414	1,315,723	4,911,990

Depreciation
Software	(66,111)	(4,760)	1	68,433	(34,254)	(36,691)
Trademarks and patents	(98,710)	(12,911)	-	39,359	(2,335)	(74,597)
Customer base	(41,038)	(18,579)	-	41,086	(16,587)	(35,118)
Favorable operating leases	(15,118)	(1,389)	232	13,817	(7,559)	(10,017)
Distribution rights	(62,387)	(3,397)	-	(34,641)	-	(100,425)
Others	(4,495)	(13,790)	(224)	(12,217)	(93,312)	(124,037)
	(287,859)	(54,826)	9	115,837	(154,047)	(380,885)

Net salvage value	3,889,575	(43,862)	(657,536)	181,251	1,161,678	4,531,105

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

	Anual amortization
Intangible assets (except Goodwill)	Rate	09.30.2011	03.31.2011

Software	20%	14,413	31,952
Trademarks and patents (a)	20%	283,848	68,696
Trademark Mobil (b)	10%	165,496	176,911
Trademark União (c)	2%	86,243	85,354
Customer base (d)	3%	519,982	247,907
Operation license and customer base(e)	4%	288,604	294,475
Favorable operating leases (f)	6%	69,670	140,387
Distribution rights	Straight line over contract term	224,734	107,904
Other		58,657	38,768
Total		1,711,647	1,192,354

(a) refers to the right to use the trademark of fuel distribution through its joint venture Raízen Combustíveis
(b) refers to the right to use the trademark of Mobil lubricants
(c) refers to the right to use the trademark sugar União arising from business combination
(d) refers to the relationship between Raízen Combustívies and the gas station that maintain its flags
(e) Operation license and customer relations of Rumo, arising from business combination
(f) Intangible assets related to existing contracts of lease of land from business combination

Impairment testing of goodwill

The Company tests annually (on March 31) the recoverable amounts of intangible assets with indefinite useful lives, consisting primarily of a portion of goodwill from expected future income resulting from business combination processes and establishment of joint ventures. The assets property, plant and equipments and intangible assets subject to amortization are reviewed whenever there are indications that the carrying amount is not recoverable.

During the quarted ended September 30, 2011, the Company did not identify any indicators of impairment that would required another impairment test.

The combined accounting values of goodwill allocated to each unit are as follows:

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

Accounting value of Goodwill	09.30.2011	03.31.2011

Cash-generating unit Raízen Energia	1,420,234	1,877.883
Cash-generating unit Raízen Combustíveis	753,148	755,524
Cash-generating unit Cosan Alimentos	10,294	-
Cash-generating unit Rumo	63,812	63,814
Cash-generating unit Others	571,110	-
Total goodwill	2,819,458	2,697,221

16.	Loans and long-term debt

	Financial charges (1)
Description	Index	Average Annual interest rate	09.30.2011	03.31.2011	Maturity date

Senior Notes Due 2014	Dollar (USD)	9.5%	328,374	576,814	July/2014
Senior Notes Due 2017	Dollar (USD)	7.0%	375,135	658,954	February/2017
BNDES	URTJLP	2.75%	659,390	1,308,034	October/2025
	Pre fixed	4.5%	156,011	242,508	July/2020
	UMBND	6.74%	20,075	38,947	July/2019
	Dollar (USD)	7.09%	19	-	November/2012
Bank Credit Notes	CDCA	0.55%+CDI	15,755	31,378	December/2011
ACC	Dollar (USD)	1.54%	364,775	228,229	May/2012
Perpetual Notes	Dollar (USD)	8.3%	939,099	1,236,209	November/2015
Resolution 2471 (PESA)	IGP-M	3.95%	312,594	674,392	April/2023
	Pre fixed	3.0%	57	114	October/2025
Rural Credits	Pre fixed	6.75%	47,735	92,352	October/2011
Working capital	Dollar (USD) + Libor	2.15%	417,240	-	April/2013
	IGP-M	11%	141	-	December/2012
	Pre fixed	13.64%	5,881	-	March/2015
Pre payments	Dollar (USD) + Libor	6.0%	368,904	736,472	April/2016
Credit Notes	110,0% CDI	-	322,736	303,719	Februay/2014
	Dollar (USD)	2.35%	174,645	314,105	February/2013
	Pre fixed	6.25%	-	10,142	October/2012
Finame	Pre fixed	4.85%	420,176	517,842	July/2020
	URTJLP	2.42%	252,338	187,336	January/2022
	UMBND	8.59%	29	-	October/2012
Others	Diverse	Diverse	31,795	74,482	Diverse
			5,212,904	7,232,029
Current			(805,119)	(957,134)
Non-current			4,407,785	6,274,895

(1)	Financial charges as of September 30, 2011, except as indicated otherwise.

All loans and long-term debt are guaranteed by promissory notes and endorsements of the Company and its jointly-controlled subsidiaries and controlling shareholders, besides other guarantees, such as: i) Credit rights originated from energy contracts (BNDES); ii) CTN and land mortgages; and iii) underlying assets being financed (Finame).

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

Long-term debt has the following scheduled maturities:

	09.30.2011	03.31.2011
13 to 24 months	815,962	745,454
25 to 36 months	975,619	762,649
37 to 48 months	209,959	1,010,797
49 to 60 months	1,124,149	777,963
61 to 72 months	527,544	878,092
73 to 84 months	191,092	222,289
85 to 96 months	280,257	453,711
Thereafter	283,203	1,423,940
	4,407,785	6,274,895

PESA - Resolution 2471

From 1998 to 2000, Cosan S.A. and currenty the jointly-controlled Raízen Energia renegotiated their debts related to financing for agricultural costs with several financial institutions, reducing it to annual interest rates below 10%, ensuring the repayment of debt’s principal with assignment and transfer of Treasury Certificates, redeemable at the debt clearing, using the incentives promoted by Central Bank resolution No. 2471 of February 26, 1998. That debt is self-cleared by CTN, as mentioned in explanoty note 6.

Senior Notes due on 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued Senior Notes in the international market in accordance with “Regulation S” and “Rule 144A” in the amount of US$350 million, which are subject to interest of 9.5% per year payable semiannually in February and August each year, beginning in February 2010.

Senior Notes due on 2017

On January 26, 2007, the wholly-owned indirect controlled Cosan Finance Limited issued Senior Notes in the international market in accordance with the “Regulation S” and “Rule 144A” in the amount of US$ 400 million, which are subject to interest at 7% per annum, payable semiannually in February and August of each year.

BNDES

Refers to the financing of cogenation projects, greenfields (sugar and ethanol mills) and expansion of the logistics segment.

Perpetual Notes

On January 24 and February 10, 2006, Cosan S.A. issued Perpetual Notes in the international market in accordance with “Regulation S” and “Rule 144A” in the amount of US$450 million for qualified institutional investors. The Perpetual Notes

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

were repurchased on May 2011 as part of the financial restructuring for the formation of the joint venture. In order to repurchase these notes, working capital was raised, as decribed below.

On November 5, 2010, the subsidiary Cosan Overseas Limited issue Perpetual Notes in the international market, in accordance with “Regulation S” in the amount of US$300 thousand, which are subject to interest at 8.25% per year, payable quarterly. On July 2011, complementary Perpetual Notes of US$ 200 millions were issued, which are subject to the same conditions of the previous operation.

Export Prepayment

Between 2009 and 2011, Cosan S.A. and its jointly-controlled Raízen Energia signed export prepayment with several institutions. These export prepayment will be for funding of future sugar exports which will be settled between 2013 and 2016.

Working Capital

On May 16, 2011, a bank debt of US$ 450 million was issued in favour of the jointly-controlled subsidiary Raízen Energia in order to replace the perpetual notes issued in 2006. This bank debt has a maturity up to two years, payable quarterly and subject to Libor + interest of 2.15% per annum.

Advances on Foreign Exchange Contracts (“ACC”) and Credit Notes

ACC contracts and credit notes have been signed with several financial institutions and will be cleared thourgh exports made from 2011 and 2014. These transactions are subject to interest payable semiannually and on maturity.

Finame

Finame borrowings are financing related to financing of machinery and equipment. These loans are subject to interest payable monthly and are secured by underlying financed assets.

Covenants

The Company, its subsidiaries and jointly-controlled subsidiaries are annualy (March 31) subject to certain restrictive financial covenants set forth in existing loans and financing agreements based on certain financial indicators, which are monthly assessed by management. For the quarter ended September 30, 2011, the Company, its subsidiaries and jointly-controlled subsidiaries were in compliance with tis debt covenants.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

17.	Taxes payable

Cosan Limited is incorporated in Bermuda which has no income taxes. The following relates to Brazilian taxes of Cosan S.A. and its subsidiaries.

	09.30.2011	03.31.2011

ICMS	45,809	72,265
IPI	5,961	30,661
INSS	15,991	25,309
PIS	15,547	7,229
COFINS	82,883	33,721
Recovery program – Refis IV (a)	1,219,763	670,645
Others	122,878	44,525
	1,508,832	884,355
Current	(328,874)	(245,284)
Non-current	1,179,958	639,071

a)
On July 2011 the subsidiary Cosan Lubrificantes e Especialides S.A., current name of Cosan Combustíveis e Lubrificantes S.A., successor entity of Esso Brasileira de Petróleio Ltda. (“Essobrás”), consolidated the current tax liabilities included the special program of federal tax recovery (“Refis IV”) in the amount of 537,703, as determined by ExxonMobil Brasil Holdings BV., former owner of Essobrás and contractualy responsible for these liabilities. As a result, the Company recognized an obligation and a corresponding accounts receivable of ExxonMobil Brasil Holdings BV in the same amount, under the caption “other credits”, of which R$40,080 in the short term and the remaining balance in the long term.

Maturities of long-term taxes payable are as follows:

	09.30.2011	03.30.2011

13 to 24 months	99,158	67,848
25 to 36 months	95,760	61,205
37 to 48 months	95,601	60,396
49 to 60 months	94,906	60,008
61 to 72 months	94,654	52,243
73 to 84 months	92,589	46,707
85 to 96 months	92,065	45,799
Thereafter	515,225	244,865
	1,179,958	639,071

18.	Income taxes and social contribution

Cosan Limited is incorporated in Bermuda which has no income taxes. The following relates to Brazilian taxes of Cosan S.A. and its subsidiaries.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

a)	Reconciliation of income and social contribution tax expenses:

	09.30.2011	09.30.2010
Income before income tax and social contribution	2,979,185	373,044
Income tax and social contribution at nominal rate (34%)	(1,012,923)	(126,835)
Adjustments made for determining the effective rate:
Equity pick-up	223	2,759
Release of Provision for non-realization of fiscal credits	36,169	-
Income not taxable of foreign subsidiary	(59,936)	(2.448)
Other	24	(10.725)
Total of deferred and current income taxes and social contributions	(1,036,443)	(137,249)
Effective rate	34.79%	36.79%

b)   Deferred income and social contribution tax assets and liabilities:

	09.30.2011				03.31.2011
Assets	Basis	IRPJ 25%	CSLL 9%	Total
Tax losses:
Tax losses	1,865,178	466,295	-	466,295	273,555
Negative social contribution	1,844,243	-	165,982	165,982	99,609
Temporary differences:
Provision for judicial demands and other temporary differences	963,140	240,785	86,682	327,467	342,169
	4,672,561	707,080	252,664	959,744	715,333
Liabilities
Temporary differences:
Exchange variaton	(361,112)	(90,278)	(32,500)	(122,778)	(274,189)
Depreciation	(36,622)	(9,156)	-	(9,156)	(4,596)
Goodwill	(625,075)	(156,269)	(56,257)	(212,526)	(252,323)
Other provisions and other temporary differences:
Business Combinations
Property, plant and equipment	(3,129,578)	(782,394)	(281,662)	(1,064,056)	(344,686)
Intangible assets	(1,371,473)	(342,868)	(123,433)	(466,301)	(381,558)
Other net assets	46,699	11,675	4,203	15,877	99,331
Gain of formation of Joint Venture	(3,296,959)	(824,240)	(296,726)	(1,120,966)	-
Deemed cost	(366,151)	(91,538)	(32,954)	(124,491)	(124,490)
Others	(160,994)	(40,248)	(14,489)	(54,737)	(228,454)
	(9,301,265)	(2,325,316)	(833,818)	(3,159,134)	(1,510,965)
Total deferred taxes, net	(4,628,704)	(1,618,237)	(581,153)	(2,199,390)	(795,632)

The assets of deferred income taxes should be realized within 10 years, according to the future profitability of the Company, its subsidiaries and joint-controlled entities.

Income tax losses carryforward and social contribution tax losses may be offset against a maximum of 30% of annual taxable income earned, with no statutory limitation period. Income tax losses carryforward and social contribution tax losses do not expire.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

19.	Provision for judicial demands

	09.30.2011	03.31.2011

Tax	584,986	418,744
Civil	180,266	82,599
Labor	210,539	164,939
	975,791	666,282

Changes in provision for judicial demands:

	Tax	Civil	Labor	Total
Balance at March 31, 2011	418,744	82,599	164,939	666,282
Provision	35,984	20,882	51,075	107,941
Settlements	(2,175)	(3,309)	(6,607)	(12,091)
Write off	(908)	(16,092)	(31,228)	(48,228)
Reclassification	-	988	-	988
Effect of proportional consolidation of Raízen	118,824	91,020	22,768	232,612
Monetary variation	14,517	4,178	9,592	28,287
Balance at Setembro 30, 2011	584,986	180,266	210,539	975,791

The existing judicial demands and contingencies until the formation of the joint venture will be under the responsability of their shareholders (Cosan and Shell). Any disbursement incurred by the jointly-controlled subsidiaries will be subject to refund.

The judicial demands and contingencies which may take place after the date of the formation of the joint ventures will be under the responsibility of the jointly-controlled subsidiaries.

Judicial demands deemed as probable loss

a)	Tax

The major tax legal proceeding as of September 30,2011 and March 31, 2011 are described as follows:

	09.30.2011	03.31.2011
IPC – 89 (i)	81,225	80,273
Compensation with finsocial (ii)	189,918	183,706
CIDE (iii)	93,842	-
ICMS credits (iv)	67,085	56,880
PIS and COFINS	25,228	-
IPI	21,779	-
IRPJ and CSLL	4,073	-
Others	101,836	97,885
	584,986	418,744

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

(i) Since 1993, the subsidiary Cosan Lubrificantes e Especialidades (“Cosan CLE”) filed a suit to challenge the balance sheet restatement índex (IPC) established by the federal government in 1989, considering the such index did not reflect the actual inflation back then. The use of this index led the Company to supposedly overstate and overpay the income and social contribution taxes. Cosan CLE obtained a favorable preliminary court ruling that allowed it to recalculate the financial position, using indexes that accurately measured the inflation over the period. In doing so the company adjusted the amounts of income and social contribution taxes payable and identified that overpayments for both taxes were offset in subsequent years until 1997. Despite the favorable court rulings, tax authorities issued a notice of infringement to the Company challenging all tax offsets performed in 1993 and some offsets in 1994 and 1997. Due to this contingent scenario involving those compensations, these amounts were recorded as a provision for judicial demands. These amounts have been updated according to the SELIC variation.

(ii) From September to March 1994, the subsidiary Cosan CLE did the compensation of COFINS and other taxes with the FINSOCIAL previous paid from that period, based on a favorable court ruling which were discussed the constitutionality of FINSOCIAL.

In 1995, Cosan CLE was declared  exempt from COFINS levies. Thus, Cosan CLE understood that the compensations done between COFINS and FINSOCIAL did not occur and, in 2003, based on a favorable final courd decision to the Company related to FINSOCIAL, the Company concluded that the credits of these taxes compensated with COFINS were once again available to compensate with another taxes. Due to this contingent scenario of this compensation, Cosan CLE maintained all the amount compensated recorded as a provision for judicial demands until the Federal Revenue Service ratify this compensation.

In 2009 the Federal Revenue Service dismissed this aforementioned compensation, under the allegation that Cosan CLE had alrealy utilized these credits to compensate with COFINS in 1994. In view of this understanding, the management decided to challenge the administrative decisions, which is pending judgement at the Taxpayers’ Council. The amount of the provision for judicial demands recorded has been updated according to the SELIC variation.

(iii) The jointly-controlled subsidiary Raízen Combustíveis, while named Shell Brasil Limitada, made provisions of CIDE over services provided by operations not contributed in the process of formation of joint ventures such as exploration and production of oil and natural gas. If the jointly-controlled subsidiary is not successful in the litigation, the shareholder Shell will reimburse the jointly-controlled subsidiary. The reimbursement which the jointly-controlled subsidiary Raízen Combustíveis is entitled to receive from Shell Group is recorded as a accounts receivable in related parties.

(iv) The amount accrued related to ICMS credits is represented by: (a) notices of violations received, despite the fact that we are defending our position in an

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

administrative or judicial shere, our legal advisors believe that the chance of loss are probable; (b) use of credit and financial charges on issues whose understanting of the management of the Company and their tax advisors differs from the interpretations of the tax authorities.

b)	Civil and labour

The Company, its subsidiaries and jointly-controlled subsidiaries are parties to a number of civil claims related to (i) indemnity for physical and moral damages; (ii) public civil claims related to sugarcane stubble burning; and (iii) environmental matters.

The Company, its subsidiaries and jointly-controlled subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other factors, the payment of additional hours, night shift premium and risk premium, employment inclusion, reimbursement of discounts from payroll, such as social contribution, trade union charges, among others.

Judicial demands deemed as possible loss

a)	Tax claims

The main tax claims for which the unfavorable outcome is deemed possible and, therefore, no provision for legal claims was recorded, are as follows:

	09.30.2011	03.31.2011
Tax assessment - Withholding income taxes (i)	199,845	194,498
ICMS - State VAT (ii)	596,146	490,896
IRPJ / CSSL	138,015	-
ICMS Tax Replacement (ii)	619,171	-
IPI - Federal VAT (iii)	204,891	270,817
Compensation with IPI – IN 67/98 (iv)	93,210	181,292
Contribution to IAA - sugar & ethanol institute	1,307	-
INSS - Social security contribution (v)	66,247	72,616
PIS and Cofins (vi)	422,045	163,129
Others	208,094	197,884
	2,548,971	1,571,132

(i)	Tax assessment – withholding income tax

In September 2006 the Federal Revenue Service served another notice of infringement on the Company, this time for failure to withhold and pay income tax at source on capital gains derived from the acquisition of a subsidiary. This tax assessment originated administrative demand, which loss probability is considered possible in the opinion of legal advisors of the Company and, therefore, no provision for legal claims was recorded.

(ii)	ICMS – State VAT

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

Refers mainly to (i) Tax Assessment filed in view of the alleged lack of payment of ICMS and non-compliance with accessory obligation, in connection with the partnership and manufacturing upon demand, with Central Paulista Açúcar e Álcool Ltda., between May to December 2006 and May to December 2007; and (ii) ICMS levied on the remittances of crystallized sugar for export purposes. In accordance with the tax agent, such product is classified as semi-finished product and that, in accordance with the ICMS regulation, would be subject to taxation, (iii) ICMS levied on possible differences in terms of sugar and alcohol inventories, arising from magnetic tax files and Inventory Registry Books and (iv) ICMS concerning rate difference due to ethanol sales to companies located in other states, which, subsequently, had their registrations revoked and (v) disallowance of credit resulting from the acquisition of diesel used in the production process.

(iii) IPI – Federal VAT

SRF Normative Instruction n° 67/98 approved the procedure adopted by the industrial establishments which performed remittances without registries and payment of the IPI rate, in regard to transfers of sugarcane carried out between July 6, 1995 and November 16, 1997 and refined sugar between January 14, 1992 and November 16, 1997. Such rule was considered in proceedings filed by the Federal Revenue Secretariat against the Company, the unfavorable outcome of which is deemed as possible, in accordance with the opinion of the Company’s legal advisors.

(iv) Offsets against IPI credits – IN 67/98

SRF Normative Instruction No. 67/98 made it possible to obtain refund of IPI tax payments for sales of refined sugar from January 14, 1992 through November 16, 1997. In view of this rule, the Company applied for offsetting amounts paid during the relevant periods against other tax liabilities. However, the Federal Revenue Service denied its application for both reimbursement and offsetting of such amounts. The Company challenged this ruling in an administrative proceeding.

Upon being notified to pay tax debts resulting from offset transactions in light of certain changes introduced by IN SRF No. 210/02, the Company filed a writ of mandamus and applied for a preliminary injunction seeking to stay enforceability of offset taxes, in an attempt to prevent the tax authorities from demanding the relevant tax debts in court. The preliminary injunction was granted by court. A liminar foi deferida pelo juízo competente. The legal advisor of the Company, who sponsor this demand, considered the loss probability of this demand as possible.

(v) INSS - Social Security Contribution

Refers mainly to tax assessment received and defended by the legal counsel, concerning social security contribution on: (i) stock option plan and (ii) export sales and (iii) resale of materials for companies under common control and suppliers.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

(vi) PIS e COFINS

Refers mainly to the reversal of PIS and COFINS credits, provided by Laws 10.637/2002 and 10.833/2003, respectively. Those reversals arise from a differing interpretation of the laws by the Internal Revenue Service in regard to raw materials. Such discussions are still at the administrative level.

The compensated and updated amount until September 30, 2011 is R$184,439 (R$182,624 as of March 31, 2011). In addition, the Company has the same litigation with the Internal Revenue Service, which the compensated and updated amount totalized R$12,479 until September 30, 2011 (R$12,360 as of March 31, 2011). This demand is supported by the legal advisors and the Company considers that there is no need  to accrue any provision for this aforementioned demand.

b)	Civil and labor

The main civil and labor claims for which the unfavorable outcome is deemed possible and, therefore, no provision for legal claims was recorded, are as follows::

	09.30.2011	03.31.2011
Civil	1,410,169	377,608
Labour	385,662	302,289
	1,795,831	679,897

Paulínia Civil Action

The Labor public prosecution office of the 15th Region (Campinas) and two non-governmental organizations filed a public civil action (ACP) against Shell Brazil Ltda ("Shell Brazil") today the jointly controlled subsidiary Raizen Combustíveis, in March 2007. The applications are based on, at the preliminary injunction, (i) lifelong health care for all former employees of the Paulínia plant and their families and as a definite application, (i) confirmation of the application, in case it has not been granted as writ of prevention (ii) collective moral damages worth of R$622,200 and (iii) failure to explore economic activity in that region due to environmental degradation caused by chemical contamination of soil and water. The parties attempted to negotiate an agreement between 2007 and 2009 and during this period the lawsuit was suspended.

On August 19, 2010, the ruling was published, which granted the former employees of the claim, Shell, the payment of R$20 per year of service or fraction greater than six months, as individual moral damages, plus a consistent compensation for material damages for the cost of medical treatment to each former employee and their dependents, and also R$ 64.5 to each former employee and each dependent as a compulsory substitute indemnification of affirmative covenant, which refers to the period between the filing of action until September 30, 2010, as well as collective moral damages, which was be revised from R$ 622,200 to R$762,000.

Finally, the judge ruled that the total amount the cause was R$1,100,000. In August, Shell Brazil filed an ordinary appeal.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

On April 8, 2011 the decision of the Regional Labor Court - TRT was published, which did not grant the ordinary appeals lodged by Shell and BASF and fully maintained the convictions set as published on August 19, 2010. The two companies requested further clarification on the decision in order to submit applicable appeals to the Superior Labor Court - TST." The Company believes that, on a possible ultimate conviction, the amount set by the decision will be significantly lower than those decided by the TST.

The Shell Group believes that, on a possible ultimate conviction, the amount set by the decision will be significantly lower than those decided by the TST.

It is import to mention that, according to a agreement entered into at the establishment of the joint venture, any convictions in litigation arising from events prior to the establishment of the joint venture, are the sole responsibility of the jointly controlling shareholders, in this case, the Shell Group.

20.	Equity

a)   Common stock

As of March 31, 2011 and March 31, 2010, Cosan Limited’s share capital consists of:

Shareholder	Class A shares and/or BDRs	%	Class B shares	%
Queluz Holding Limited	11,111,111	6.37	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.15
Aguassanta Participações S.A.	5,000,000	2.87	-	-
Gávea Funds	33,333,333	19.12	-	-
Others	124,910,897	71.64	-	-
Total	174,355,341	100.00	96,332,044	100.00

Class B1 shares are entitle their holders to 10 votes per share and Class A shares entitle holders to 1 vote per share.

b)  Repurchase of shares

On September 16, 2011, the Board of Directors approved a stock repurchase plan for the purpose of maintenance in treasury, cancellation or disposal. The repurchase of shares is due to 365 days and the maximum amount of repurchase is US$100 million.

During the quarter ended September 30, 2011, the Company acquired 230,500 shares for R$4,579, including expenses. The average unit stock value acquired during the period was R$18.88, which the maximum and minimum value was R$21.16 and R$ 16.12, respectively.

As of September 30, 2011, the Company has 230,500 treasury shares, which market value, that date, was R$18.47.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

c)  Dividends

On August 12, 2011 was approved at a meeting of the Board of Directors, the distribution of the entire dividend to be received by Cosan S,A, Indústria e Comércio on August 31, 2011, The dividends will be paid to shareholders for the fiscal year 2011, ended March 31, 2011 totaling US$ 76,907, corresponding to US$ 0.28 per share and class A/B or the equivalent in dollars to holders of share deposit certificate (BDR), without withholding income tax at source.

d)  Earnings per share

According to the IAS 33 – Earnings per share, the tables below present the reconciliation of the net income and the weighted average value per share used to the calculation of the basic and diluted earnings per share.

Cosan Limited does not present any dilutive potential shares outstanding, therefore the table below presents the calculation of basic and diluted earnings per share:

Basic and diluted:

		09.30.2011		09.30.2010
Numerator:
Net income – attributable to Cosan		1,022,364		148,669
Denominator:
Weighted average shares outstanding		270,687,385		270,687,385
Basic earnings per share	R$	3.78	R$	0.55

21.	Result of the formation of Joint Ventures (Raízen Energia e Raízen Combustíveis)

As mentioned in note 1, on July 1st, 2011, the Company concluded, together with Royal Dutch Shell (“Shell”), the formation of two joint ventures: (1) Raízen Combustíveis, in the fuel distribution segment, and (ii) Raízen Energia, in the sugar and ethanol segment. The Company and Shell share the control of the two entities, each one has 50% of the economic control.

The formation of Raízen Energia and Raízen Combustíveis has the objective to create one of the world’s largest producers of sugar, ethanol and bioenergy produced through sugarcane and one of the largest fuel distributors in the Brazilian market.

Due to the formation of Raízen Energia and Raízen Combustíveis, the Company contributed its sugar and ethanol and fuel distribution businesses. Disconsolidating the related assets and liabilities and recording the remaining interest at fair value.

The process of disconsolidating do the contributed business, on June 1st, 2011, and the recognition of the new interest at fair value produced a gain of R$2,853,057 recorded during the period and shown below:

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

Fair value of the remaining interest in the joint ventures (a)	8,059,870
Book value of the contributed businesses (assets and liabilities)	(4,207,173)
Gain on the formation of joint ventures	3,852,697

Other effects:	-

Write-off of recoverable taxes not realizable (b)	(83,465)
Write-off of goodwill not contributed	(637,535)
Write-off of other comprehensive income related to hedge acccounting	(98,858)
Accrual of provisions according to the joint venture’s contract	(80,000)
Other expenses and write-off incurred during the formation of joint ventures	(99,782)
Net result on the formation of joint ventures	2,853,057

(a)	According to the appraisal report prepared by independent appraisers.
(b)	Recoverable taxes registered by the Cosan S.A. (parent), considered not realizable, and which, if received will be reimbursed to Raízen Energia.

Considering that Cosan chose to consolidade proportionally the joint ventures, the fair value of the remaining interest was allocated to the 50% proportion of the fair value of the assets and liabilities  of these entities with the purpose to determine the goodwill of the transaction, as shown below:

	Raízen Energia	Raízen Combustíveis	Total
Fair value of assets and liabilities (a):
Cash and cash equivalents	391,663	51,636	443,299
Restricted cash	28,449	-	28,449
Accounts receivable	397,748	1,104,447	1,502,195
Derivatives	114,204	-	114,204
Inventories	750,611	864,227	1,614,838
Payment of capital receivable	1,853,969	-	1,853,969
Other assets	3,262,974	2,390,413	5,653,387
Investiments	133,186	-	133,186
Biological assets	1,607,170	-	1,607,170
Property, plant and equipment	9,827,775	2,901,748	12,729,523
Intangible assets	191,180	1,738,871	1,930,051
Loans and financing	(5,574,083)	(929,471)	(6,503,554)
Suppliers	(488,209)	(518,031)	(1,006,240)
Taxes payable	(889,575)	(78,360)	(967,935)
Other liabilities	(3,779,444)	(3,409,812)	(7,189,256)
Non controlling interests	(133,569)	(35,527)	(169,096)
Net assets at fair value (a):	7,694,049	4,080,141	11,774,190
Cosan’s interest - 50%	3,847,024	2,040,071	5,887,095
Goodwill allocated (a)	1,420,234	753,148	2,173,382
Fair value of the remaining interest in the joint ventures	5,267,258	2,793,218	8,060,477

(a)	Preliminary values.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

The preliminary goodwill of the transaction (R$2,173,382) was allocated to the segments Raízen Energia and Raízen Combustíveis in the proportion of net assets at fair value of each of these investments.

22.	Gross sales

	09.30.2011	09.30.2010

Gross revenue from Sales of products and services	12,922,330	9,569,127

Indirect taxes and deductions	(930,067)	(853,418)

Net revenue	11,992,263	8,715,709

23.	Financial results, net

Financial expenses	07.01.11 to 09.30.2011	04.01.11 to 09.30.2011	07.01.10 to 09.30.2010	04.01.10 to 09.30.2010
Interest	(179,919)	(383,628)	(138,789)	(284,480)
Monetary variation	(6,204)	(11,365)	(15,232)	(32,885)
Bank charges	(2,528)	(4,860)	(758)	(1,406)
Other	-	-	(1,137)	(1,137)
	(188,651)	(399,853)	(155,916)	(319,908)
Financial income
Interest	65,066	121,621	12,040	39,001
Monetary variation	3,971	(1,455)	7,268	15,348
Investment income	45,261	73,577	18,750	37,135
Others	3,874	693	151	362
	118,172	194,436	38,209	91,846

Foreign exchange variation, net
Gain/Loss of foreign Exchange variation (1)	(311,760)	(186,778)	187,745	155,519

Derivatives, net
Commodities	(6,380)	16,170	(17,177)	(3,800)
Commodities - Hedge Accounting	(5,915)	(6,949)	32,704	27,116
	(12,295)	9,221	15,527	23,316
	(394,534)	(382,974)	85,565	(49,227)

(1)	Include gain (losses) of foreign exchange rate over assets and liabilities denominated in foreign currency; and

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

24.	Financial instruments

Financial risk management

a)	Overview

The Company, its subsidiaries and jointly-controlled subsidiaries are exposed to the following risk related to the use of financial instruments:

•	price risk
•	foreign exchange rates
•	interest rates
•	credit risk
•	liquidity risk

This note presents information about the Company, its subsidiaries and jointly-controlled subsidiaries exposure for which risk above, the object of the Company’s risk management policies, the polices and processes for measurement, risk management and capital management.

b)	Risk management structure

The Company, its subsidiaries and jointly-controlled subsidiaries have two committees related to risk management: (i) Risk management committee, formed by two Board Director´s members and two executives of the Company, the CEO - Chief Executive Officer and the CFO - Chief Financial Officer, that meet, at least four times per year, to discuss and determine the Company´s hedge policies; (ii) Executive risk committee, formed by management of the Company, which includes the CFO - Chief Financial Officer and the EVP - Executive Vice President, that meets on a weekly basis to analyze the foreign exchange and commodities market trends.  The committee also reviews cover positions and the strategy of pricing exports of sugar in order to reduce the adverse effects of changes in sugar prices and the foreign exchange rate as well as monitoring the liquidity risks and counterparty (credit).

The Company, its subsidiaries and jointly-controlled subsidiaries are exposed to market risks. The main market risks are: (i) volatility of sugar and ethanol prices and, (ii) volatility of foreign exchange rates. Management analyzes these risks and uses financial instruments to hedge a portion of the risk exposure.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

On September 30, 2011 and March 31, 2011, fair values related to transactions involving derivative financial instruments with the purpose of hedge or other purposes were measured at market value (fair value) by observables factors such as quoted prices in active markets or discounted cash flows based on market curves and are presented below:

	Notional		Fair Value
	September 30 2011	March 31 2011	September 30 2011	March 31 2011	Result (*)
Raízen Energia
Price risk
Commodity Derivatives
Futures Contracts	478,392	-	25,235	-	(40,639)
Options	14,670	-	1,109	-	(13,988)
			26,344	-	(54,628)
Exchange rate risk
Exchange rate derivatives
Futures Contracts	413,770	-	(8,932)	-	13,683
Forward contract:	545,075	-	(28,942)	-	18,927
Exchange lock	256,381	-	(11,411)	-	(11,411)
			(49,285)	-	21,199
Total Raízen Energia			(22,941)	-	(33,428)
Consolidated Cosan (50% Raízen Energia)			(11,471)	-	(16,714)

Derivatives of the Parent Company and subsidiares
Price risk
Commodity Derivatives
Futures Contracts		1,308,033	-	(68,906)	-
Options:		10,364	-	(17,484)	-
			-	(86,390)	-
Exchange rate risk
Exchange rate derivatives
Futures Contracts	-	(114,204)	-	(117)	-
Forward contract:	111,384	694,599	11,612	9,900	39,706
			11,612	9,783	39,706
Total Cosan (Including 50% Raízen Energia)			141		22,992
Total Assets			29,434
Total Liabilities			(29,293)

(*)	Results incurred during the six-month period ended September 30, 2011, only for the outstanding derivatives on that date.

c)	Price risk

This arises from the potential for fluctuations in the market prices of products sold by the Company, mainly raw material sugar - VHP (sugar #11) and white sugar (LIFFE sugar #5). These fluctuations in prices can cause substantial changes in the revenues of the Company.  To mitigate these risks, the Company constantly monitors the markets, seeking to anticipate changes in prices. The positions of the consolidated derivative financial instruments to hedge the price risk of commodities are shown in the table below:

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

Price risk : Outstanding commodities derivatives on September 30, 2011
Derivatives	Long/Short	Market	Agreement	Maturity	Number of Contracts	Strike	Average Price	Fair Value	Notional		Notional	Fair Value
Derivatives financial instruments contracted by Raízen Energia
Composition of derivatives financial instruments designated in hedge accounting

Future	Short	NYBOT	Sugar#11	01/Mar/12	4,997	-	¢/lb 26.04	¢/lb 25.29	(249,850 T	)	12,067	7,835
Future	Short	NYBOT	Sugar#11	01/May/12	925	-	¢/lb 26.37	¢/lb 24.60	(46,992 T	)	50,659	3,399
Future	Short	NYBOT	Sugar#11	01/Jul/12	3,582	-	¢/lb 24.64	¢/lb 23.81	(181,974 T	)	183,304	6,168
Future	Short	NYBOT	Sugar#11	01/Oct/12	3,366	-	¢/lb 24.66	¢/lb 23.36	(171,001 T	)	172,400	9,092
Sub-total of futures of Sugar Sold									(649,817 T	)	418,431	26,494

Composition of derivatives financial instruments not designated in hedge accounting

Future	Long	NYBOT	Sugar#11	01/Mar/12	858	-	¢/lb 25.95	¢/lb 25.29	(43,588 T	)	(46,237)	(1,170)
Future	Long	NYBOT	Sugar#11	01/May/12	181	-	¢/lb 24.80	¢/lb 24.60	(9,195 T	)	(9,323)	(75)
Future	Long	NYBOT	Sugar#11	01/Jul/12	74	-	¢/lb 23.97	¢/lb 23.81	(3,759 T	)	(3,684)	(24)
Future	Long	NYBOT	Sugar#11	01/Oct/12	15	-	¢/lb 23.05	¢/lb 23.36	(762 T	)	(718)	10
Sub-total of futures of Sugar Purchased									(57,305 T	)	(59,961)	(1,259)
Sub-total of futures of Sugar									(707,122 T	)	358,469	25,235
Call	Long	NYBOT	Sugar#11	01/Jul/12	100	¢/lb 31.00	¢/lb 1.51	¢/lb 0.93	(5,080 T	)	(314)	193
Call	Long	NYBOT	Sugar#11	01/Jul/12	1,700	¢/lb 31.00	¢/lb 0.68	¢/lb 0.93	(86,364 T	)	(2,385)	3,284
Sub-total of Call Purchased									(91,444 T	)	(2,699)	3,477
Call	Long	NYBOT	Sugar#11	01/May/12	545	¢/lb 29.00	¢/lb 2.47	¢/lb 1.27	(27,687 T	)	2,800	(1,438)
Call	Long	NYBOT	Sugar#11	01/Jul/12	100	¢/lb 31.00	¢/lb 1.53	¢/lb 0.93	(5,080 T	)	317	(193)
Call	Long	NYBOT	Sugar#11	01/Jul/12	2,075	¢/lb 31.00	¢/lb 1.42	¢/lb 0.93	(105,415 T	)	6,106	(4,008)
Sub-total of Call Sold									(138,183 T	)	9,223	(5,639)
Put	Short	NYBOT	Sugar#11	01/May/12	545	¢/lb 25.00	¢/lb 2.43	¢/lb 2.89	(27,687 T	)	2,747	3,271
Sub-total of Put Purchased									(27,687 T	)	2,747	3,271
Sub-total of Options of Sugar												1,109
Total Commodities											367,740	26,344

The fair value of these derivatives was measured by observable factors, such as quoted prices in active markets and, in some cases, by means of models whose assumptions are observable in the market.

d)  Foreign Exchange risk

This arises from the possibility of fluctuations in the exchange rates of the foreign currencies used by the Company, its subsidiaries and jointly-controlled subsidiaries for the export revenues of products, imports, debt cash flow and other assets and liabilities denominated in a foreign currency.  The Company, its subsidiaries and jointly-controlled subsidiaries use derivative transactions to manage the risks of cash flow coming from the export revenues denominated in U.S. dollars, net of other cash flows denominated in foreign currency. The table below demonstrates the consolidated positions outstanding on September 30, 2011 of derivatives used to hedge exchange rates:

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

Exchange risk : Outstanding derivatives on September 30, 2011
Derivatives	Long/Short	Market	Agreement	Maturity	Number of Contracts	Strike	Average Price	Fair Value	Notional		Notional	Fair Value
Derivatives financial instruments contracted by Raízen Energia
Composition of derivatives financial instruments designated in hedge accounting

Forward	Short	OTC/Cetip	NDF	03/Oct/11	1	-	R$ 1.776 /US$	R$ 1.854 /US$	USD	110,000	195,310	(8,670)
Forward	Short	OTC/Cetip	NDF	02/Jan/12	1	-	R$ 1.822 /US$	R$ 1.920 /US$	USD	50,000	91,075	(4,801)
Forward	Short	OTC/Cetip	NDF	02/Apr/12	1	-	R$ 1.835 /US$	R$ 1.950 /US$	USD	141,000	258,690	(15,471)
Sub-total of Forward Sold											545,075	(28,942)

Composition of derivatives financial instruments not designated in hedge accounting

Future	Short	BMFBovespa	Commercial Dollar	03/Oct/11	9,855	-	R$ 1.711 /US$	R$ 1.854 /US$	USD	-	-	(1,672)
Future	Short	BMFBovespa	Commercial Dollar	01/Nov/11	5,755	-	R$ 1.837 /US$	R$ 1.898 /US$	USD	-	-	(9,662)
Future	Short	CME Group	EUR/USD	21/Dec/11	65	-	US$ 1.376 /€	US$ 1.342 /€	EUR	-	20,739	526
Sub-total of Future Sold											20,739	(10,808)
Future	Long	BMFBovespa	Commercial Dollar	03/Oct/11	11,055	-	R$ 1.770 /US$	R$ 1.854 /US$	USD	-	-	1,876
Sub-total of Future Purchased											-	1,876
Exchange lock	Short	OTC	Exchange lock	02/Jul/12	1	-	R$ 1.937 /US$	R$ 1.977 /US$	USD	30,000	58,104	(497)
Exchange lock	Short	OTC	Exchange lock	02/Jul/12	1	-	R$ 1.913 /US$	R$ 1.977 /US$	USD	20,000	38,254	(1,140)
Exchange lock	Short	OTC	Exchange lock	06/Sep/12	1	-	R$ 1.802 /US$	R$ 2.001 /US$	USD	20,000	36,044	(3,565)
Exchange lock	Short	OTC	Exchange lock	13/Sep/12	1	-	R$ 1.860 /US$	R$ 2.002 /US$	USD	40,250	74,881	(5,215)
Exchange lock	Short	OTC	Exchange lock	24/Sep/12	1	-	R$ 1.964 /US$	R$ 2.005 /US$	USD	25,000	49,098	(993)
											256,381	(11,411)
Total of exchange - Derivatives financial instruments contracted by Raízen Energia											822,194	(49,285)

Fair value of derivative financial instruments registered in the Company (50% Raízen Energia)												(24,643)

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

Exchange risk: Outstanding derivatives on September 30, 2011
Derivatives	Long/Short	Market	Agreement	Maturity	Number of Contracts	Strike	Average Price	Fair Value	Notional	Notional	Fair Value
Derivative financial instruments contracted by the Company and subsidiaries (except the joint ventures)
Composition of derivatives financial instruments not designated in hedge accounting

Forward	Long	OTC	NDF	04/Nov/11	1	-	R$ 1.818 /US$	R$ 1.894 /US$	USD 6,188	11,246	462
Forward	Long	OTC	NDF	03/Feb/12	1	-	R$ 1.857 /US$	R$ 1.836 /US$	USD 6,188	11,489	(130)
Forward	Long	OTC	NDF	04/May/12	1	-	R$ 1.894 /US$	R$ 1.954 /US$	USD 6,188	11,722	347
Forward	Long	OTC	NDF	03/Aug/12	1	-	R$ 1.936 /US$	R$ 1.979 /US$	USD 6,188	11,978	248
Forward	Long	OTC	NDF	01/Nov/12	1	-	R$ 1.978 /US$	R$ 2.005 /US$	USD 6,188	12,239	152
Forward	Long	OTC	NDF	04/Feb/13	1	-	R$ 2.021 /US$	R$ 2.034 /US$	USD 6,188	12,504	72
Forward	Long	OTC	NDF	03/May/13	1	-	R$ 2.059 /US$	R$ 2.061 /US$	USD 6,188	12,739	10
Forward	Long	OTC	NDF	02/Aug/13	1	-	R$ 2.101 /US$	R$ 2.089 /US$	USD 6,188	12,997	(64)
Forward	Long	OTC	NDF	04/Nov/13	1	-	R$ 2.142 /US$	R$ 2.118 /US$	USD 6,188	13,256	(129)
Forward	Long	OTC	NDF	04/Feb/14	1	-	R$ 2.185 /US$	R$ 2.148 /US$	USD 6,188	13,521	(196)
Forward	Long	OTC	NDF	02/May/14	1	-	R$ 2.221 /US$	R$ 2.175 /US$	USD 6,188	13,743	(233)
Forward	Long	OTC	NDF	04/Aug/14	1	-	R$ 2.263 /US$	R$ 2.205 /US$	USD 6,188	14,002	(287)
Forward	Long	OTC	NDF	04/Nov/14	1	-	R$ 2.305 /US$	R$ 2.240 /US$	USD 6,188	14,261	(315)
Forward	Long	OTC	NDF	04/Feb/15	1	-	R$ 2.343 /US$	R$ 2.279 /US$	USD 6,188	14,497	(304)
Forward	Long	OTC	NDF	04/May/15	1	-	R$ 2.380 /US$	R$ 2.316 /US$	USD 6,188	14,726	(295)
Forward	Long	OTC	NDF	04/Aug/15	1	-	R$ 2.425 /US$	R$ 2.348 /US$	USD 6,188	15,003	(346)
Forward	Long	OTC	NDF	04/Nov/15	1	-	R$ 2.465 /US$	R$ 2.380 /US$	USD 6,188	15,254	(380)
Forward	Long	OTC	NDF	04/Nov/11	1	-	R$ 1.617 /US$	R$ 1.894 /US$	USD 4,197	6,788	1,137
Forward	Long	OTC	NDF	03/Feb/12	1	-	R$ 1.652 /US$	R$ 1.836 /US$	USD 4,197	6,935	777
Forward	Long	OTC	NDF	04/May/12	1	-	R$ 1.679 /US$	R$ 1.954 /US$	USD 4,197	7,047	1,091
Forward	Long	OTC	NDF	03/Aug/12	1	-	R$ 1.725 /US$	R$ 1.979 /US$	USD 4,197	7,239	994
Forward	Long	OTC	NDF	01/Nov/12	1	-	R$ 1.761 /US$	R$ 2.005 /US$	USD 4,197	7,390	939
Forward	Long	OTC	NDF	04/Feb/13	1	-	R$ 1.798 /US$	R$ 2.034 /US$	USD 4,197	7,546	893
Forward	Long	OTC	NDF	03/May/13	1	-	R$ 1.834 /US$	R$ 2.061 /US$	USD 4,197	7,696	846
Forward	Long	OTC	NDF	02/Aug/13	1	-	R$ 1.872 /US$	R$ 2.089 /US$	USD 4,197	7,859	792
Forward	Long	OTC	NDF	04/Nov/13	1	-	R$ 1.914 /US$	R$ 2.118 /US$	USD 4,197	8,032	735
Forward	Long	OTC	NDF	04/Feb/14	1	-	R$ 1.951 /US$	R$ 2.148 /US$	USD 4,197	8,190	691
Forward	Long	OTC	NDF	02/May/14	1	-	R$ 1.987 /US$	R$ 2.175 /US$	USD 4,197	8,340	651
Forward	Long	OTC	NDF	04/Aug/14	1	-	R$ 2.027 /US$	R$ 2.205 /US$	USD 4,197	8,507	605
Forward	Long	OTC	NDF	04/Nov/14	1	-	R$ 2.065 /US$	R$ 2.240 /US$	USD 4,197	8,666	580
Forward	Long	OTC	NDF	04/Feb/15	1	-	R$ 2.100 /US$	R$ 2.279 /US$	USD 4,197	8,813	578
Forward	Long	OTC	NDF	04/May/15	1	-	R$ 2.131 /US$	R$ 2.316 /US$	USD 4,197	8,942	585
Forward	Long	OTC	NDF	04/Aug/15	1	-	R$ 2.166 /US$	R$ 2.348 /US$	USD 4,197	9,089	563
Forward	Long	OTC	NDF	04/Nov/15	1	-	R$ 2.199 /US$	R$ 2.380 /US$	USD 4,197	9,231	543
Total of exchange - Derivatives financial instruments contracted by the Company and subsidiaries (except the joint ventures)										361,487	11,611

Total of exchange											(13,031)

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

e)	Effects of hedge accounting

The jointly-controlled subsidiary Raízen Energia formally designated its transactions subject to hedge accounting for cash flow hedges from sugar VHP (raw material) export revenue, documenting: (i) the relationship of the hedge, (ii) the Company’s purpose for taking the hedge and its risk management strategy, (iii) identification of the financial instrument, (iv) the transaction or item covered, (v) the nature of the risk being hedged, (vi) a description of the hedging relationship (vii) the demonstration of correlation between the hedge and the object of coverage, and (viii) the prospective analysis of hedge effectiveness. The Company has designated derivative financial instruments of Sugar # 11 (NYBOT or OTC) to cover the risk of price and Non-Deliverable Forwards (NDF) to cover exchange rate risk, as demonstrated in topics (b) and (c) of this Note.

The jointly-controlled subsidiary records gains and losses deemed effective for purposes of hedge accounting to a specific account in equity (“other comprehensive income”), until the object of coverage (hedged item) affects the profit and loss. On September 30, 2011, the amounts recorded in other comprehensive income related to hedge accounting are as follows:

			Expected period to affect P&L
Derivative	Market	Risk	2011/12	2012/13	Total

Future	OTC / NYBOT	#11	(86,527)	17,036	(69,491)
NDF	OTC / CETIP	USD	(17,393)	(15,581)	(32,974)

(-) Deferred income tax			35,333	(495)	34,838

Effect on the shareholder’s equity			(68,587)	960	(67,627)

The movement for the period of the effect of hedge accounting on other comprehensive income is shown below:

Balance at March 31, 2011:	(143,298)
Gain/(losses) of cash flow hedges for the period:
Future contracts ans swap commodities contract	(4,863)
Currency forward contracts	28,558
Reclassification adjustments for losses included in the income statement (Revenue of sales /financial result)	(7,901)
Effect of the disconsolidation and formation of the Joint Ventures	98,858
Total before tax effect	114,652
Tax effect on gain/(losses) of cash flow hedges for the period – 34%	(38,981)
Hedge accounting effect, net of tax	75,671
Balance at September 30, 2011:	(67,627)

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

f)   Interest rate risk

The Company monitors fluctuations of the interest rates related to certain loan contracts, mainly those with Libor interest rate risk, and in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At September 30, 2011 and March 31, 2011, the Company has not presented interest rate risk derivatives outstanding.

g) Credit risk

A significant portion of sales made by the subsidiaries and jointly-controlled subsidiaries is to a select group of best-in-class counterparts (i.e. trading companies, fuel distribution companies and large supermarket chains).

Credit risk is managed through specific rules of client acceptance including credit ratings and limits for customer exposure, including the requirement of a letter of credit from major banks and obtaining actual warranties on given credit, when applicable. Management believes that the risk of credit is covered by the allowance for doubtful accounts.

The Company buys and sells commodity derivatives in futures and options markets on the New York Board of Trade (NYBOT) and the London International Financial Futures and Options Exchange (LIFFE), as well as in the over-the-counter (OTC) market with selected counterparties. The Company and its jointly-controlled subsidiaries buy and sell foreign exchange derivatives on BM&FBovespa and OTC contracts registered with CETIP (OTC clearing house) with banks Banco Santander S.A., Espirito Santo Investment do Brasil S.A., Deutsche Bank S.A. – Banco Alemão, Banco JP Morgan S.A. and Banco Standard de Investimentos S.A..

Guarantee margins – The Company’s derivative operations on commodity exchanges (NYBOT, LIFFE and BM&FBovespa) require an initial guarantee margin. The brokers with which the Company operates on these commodity exchanges offer credit limits for these margins.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

h)   Liquidity risk

Liquidity risk is the risk that the Company, its subsidiaries and jointly-controlled subsidiaries will encounter difficulties in meeting the obligations associated with its financial liabilities that are settled with cash payments or other financial assets. The approach of the Company's liquidity management is to ensure, as much as possible, which always has sufficient liquidity to meet its obligations to win, under normal and stress, without causing unacceptable losses or risk damaging the reputation of the Company.

i)   Debt acceleration risk

As of September 30, 2011, the Company, its subsidiaries and the jointly controlled subsidiaries, were party to loan and financing agreements in force, with restrictive covenants related to cash generation, debt to equity ratio and others. This restrictive clauses are being observed by the Company and do not restrain the capacity of the Company of normal course of its business.

j)   Fair value

The fair value of financial assets and liabilities is included in the price at which the instrument could be exchanged in a current transaction between parties willing to negotiate, and not in a forced sale or liquidation. The following methods and assumptions were used to estimate the fair value.

Cash and cash equivalents, accounts receivable, accounts payable and other short-term obligations approximate their respective carrying values due largely to short-term maturity of these instruments.

The fair value of marketable securities and bonds is based on price quotations on the date of the financial statements. The fair value of non-negotiable instruments, bank loans and other debts, obligations under finance leases, as well as other non-current financial liabilities are estimated by the discounted future cash flows using rates currently available for debt or deadlines and similar instruments.

The fair market value of Senior Notes due 2014 and 2017, described in note 16, at its market price are 113.9% and 102.9% respectively, of its face value at September 30, 2011.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

j)  Fair value -- Continued

The fair market value of Perpetual bonds, described in note 16, at its market price is 95%, respectively, of its face value at September 30, 2011.

In respect of other loans and financing, their fair market values substantially approximate the amounts recorded in the financial statements due to the fact that these financial instruments are subject to variable interest rates.

The fair value of financial assets available for sale is obtained through quoted market prices in active markets, if any.

The Company, its subsidiaries and jointly-controlled subsidiaries enter into derivative financial instruments with various counterparties, primarily financial institutions with credit ratings of investment grade. The derivatives valued using valuation techniques with observable market data relate mainly to interest rate swaps, foreign exchange contracts and term contracts for commodities futures. The valuation techniques applied more often include pricing models for fixed-term contracts and swaps, with a present value calculations. The models incorporate various data, including credit quality of counterparties, the rates of currency spot and forward, interest rate curves and forward rate curves of the commodity underlying.

Fair value hierarchy

The Company, its subsidiaries and jointly-controlled subsidiaries have the following hierarchy to determine and disclose the fair value of financial instruments by the technical evaluation:

•	Level 1: quoted prices in a active market to identical assets and liabilities;

•	Level 2: other techniques for which all data that have significant effect on the fair value recorded are observable, directly or indirectly;

•	Level 3: techniques that use data that have significant effect on the fair value recorded that are not based on observable market data.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

j)	Fair value --Continued

Assets and Liabilities measured at fair value	Level 1	Level 2	Total

September 30, 2011
Warrants Radar		142,589	142,589
Derivative financial assets	29,434	-	29,434
Derivative financial liabilities	(9,118)	(20,175)	(29,293)

March 31, 2011
Warrants Radar	-	162,961	162,961
Derivative financial assets	35,577	20,105	55,682
Derivative financial liabilities	(122,084)	(10,205)	(132,289)

k)	Sensitivity analysis

Following is the sensitivity analysis of the fair value of financial instruments, in accordance with the types of risks deemed to be significant by the Company and its joint-controlled subsidiaries:

Assumptions for sensitivity analysis

For the analysis, the Company, its subsidiaries and jointly-controlled entities adopted three scenarios, being one probable and two that may have effects from impairment of the fair value of the financial instruments. The probable scenario was defined based on the futures sugar and US dollar market curves as of September 30, 2011, the same which determines the fair value of the derivatives at that date. Possible and remote scenarios were defined based on adverse impacts of 25% and 50% over the sugar and dollar price curves, which served as basis for the probable scenario.

Sensitivity exhibit

The sensivity exhibit is shown below, disclosing the changes in the fair value of the derivative financial instruments in the scenarios probable, possible and remote. The effects related to the jointly-controlled subsidiaries consider the impacts of the proportional consolidation.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

			Impacts on the result (*)
	Risk factors	Probable scenario	Possible scenario (25%)	Remote scenario (50%)
Price risk
Commodity derivatives
Futures agreements:
Sale Commitments	Increase in sugar price	13,247	(81,272)	(162,544)
Purchase Commitments	Decrease in sugar price	(630)	(7,338)	(14,675)

Options agreements:
Call options purchased	Decrease in sugar price	1,738	(1,529)	(1,735)
Call options sold	Increase in sugar price	(2,819)	(6,739)	(17,719)
Put options purchased	Increase in sugar price	1,636	(1,086)	(1,474)

Exchange rate risk
Exchange rate derivatives
Futures agreements:
Sale Commitments	R$ / US exchange rate appreciation	(5,667)	(182,488)	(364,975)
Sale Commitments	€ / US exchange rate appreciation	263	(2,527)	(5,053)
Purchase Commitments	R$ / US exchange rate depreciation	938	(128,128)	(256,255)
Forward agreements:
Sale Commitments	R$ / US exchange rate appreciation	(14,471)	(69,843)	(139,686)
Exchange lock:
Sale Commitments	R$ / US exchange rate appreciation	(5,705)	(30,805)	(61,609)

(*) Projected result to be occurred in the next 12 months from September 30, 2011

l)	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

25.	Shared-based payments

In the ordinary and extraordinary general meeting held on July 29, 2011, the guidelines for the outlining and structuring of a stock option plan for Cosan officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan. On August 18, 2011, Cosan’s board of directors approved the distribution of stock options corresponding up to 12,000,000 common shares to be issued or treasury shares held by Cosan corresponding to 2.95% of the share capital at the time. On the same date, 9,825,000 options were effectively granted, which by September 30, 2011, no options granted have been exercised or forfeited.

The strike price for the granted stock options was R$22.80 (twenty two reais and eighty cents) per share indexed by IPCA up to the exercise date and have been determined based on the last 30 quotations before the grant date. The options can only be exercised on a 10% or 20% per year basis, depending on each individual contratct, after a 12 months grace period, starting August 18, 2011. The options can be exercised up to a period of two years after the vesting period and will be forfeited upon its maturity or in case the beneficiary leaves the Company before its exercise, except in case of death or retirement.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

The fair value of the options granted will be amortized as na expense in our results against shareholders’ equity over the vesting period according to the service provided by the beneficiaries of the Plan.

The Company is estimating the fair value of the options in order to determine the future expense to be recognized due to the grant.

26.	Pension and other post-employment benefits plan

a)	Pension plan

Defined benefit

The subsidiary Cosan Lubricants e Especialidades S.A. sponsors Futura – a Complementary Pension Fund, formerly known as Previd Exxon – a private social security company, and the main purpose is to supplement benefits, within certain limits laid down in the by-laws, which all the employees of the sponsoring company and their respective beneficiaries are entitled to, as policy-holders/beneficiaries of social security. The supplementary pension plans offered to employees of Cosan CLE are a Defined Benefit Type. This plan was altered to allow its settlement and was approved by the relevant authority on May 5, 2011. Basically, the settlement is the process whereby the plan is closed to any new entrants, with the cessation of contributions, guaranteeing the participants a benefit that is in proportion to the rights they had accumulated in the plan up until March 31, 2011.

Defined contribution

Since July 1st, 2011, the Company and its subsidiaries start tp sponsor the Retirement Plan Futura, managed by Futura II – a Complementary Pension Fund, which the main purpose s to generate long-term savings to complement retirement benefits. This plan is a Defined Contribution type and extends to all the employees of the companies that sponsor it. The contributions to this plan are defined in the regulations that have been duly approved by the relevant authority. As at June 30, 2011 no contributions had yet been made to the plan by the sponsoring company. During the period ended September 30, 2011, the amount of contributions totaled R$3,032.

Since July 1st, 2011, the jointly-controlled subsidiaries started to sponsor the Retirement Plan Futura, managed by Futura II – a Complementary Pension Fund, which the main purpose is to generate long-term savings to complement retirement benefits. This plan is a Defined Contribution type and extends to all the employees of the companies that sponsor it. The contributions to this plan are defined in the regulations that have been duly approved by the relevant authority. During the period ended September 30, 2011, the amount of contributions totaled R$2,372.

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

27.	Segment information (consolidated)

a)	Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and to decide on the allocation of resources.

Due to the formation of the Joint Ventures Raízen Energia and Raízen Combustíveis and the acquisition of the sugar retail business from Raízen, Cosan modified the disclosure of its segments and now disclosing five segments, as shown below. The comparative information related to the previous period were reclassified to be comparable with the current information.

The S&E segment is primarily engaged in the production and marketing of a variety of products derived from cane sugar, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugar cane bagasse.

(i)
Raízen Energia: production and marketing of a variety of products derived from cane sugar, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugar cane bagasse. In addition, this segment has interest in companies of research and development in new technologies involved in this segment.

(ii)	Raízen Combustíveis: distribution and marketing of fuels and lubricants, mainly through franchised network of service stations under the brand “Shell” and "Esso" throughout the national territory.

(iii)	Rumo: logistics services for the transport, storage and port lifting of sugar for both the S&E segment and third parties.

(iv)	Cosan Alimentos: sale of food, mainly, of sugar in the retail under the brands “União” and “DaBarra”.

(v)	Other business Cosan: sale and distribution of lubricants, investments in agricultural land and other investments, in addition to the corporate structures of the activities of the Company.

The following selected information result and segment assets that were measured in accordance with the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

	07.01.2011 to 09.30.2011
	Raízen Energia (*)	Raízen Combustiveis (*)	Cosan Alimentos	Rumo	Other business Cosan	Elimination 50% Raízen	Adjustments and eliminations	Consolidated
Income statement (3 months):
Net Sales	2,665,768	9,901,065	267,165	213,711	289,908	(6,283,416)	(249,918)	6,804,283
Domestic market	1,320,468	9,901,065	267,165	213,711	289,908	(5,610,766)	(249,918)	6,131,633
External market	1,345,300	-	-	-	-	(672,650)	-	672,650
Gross profit	504,946	545,068	67,049	76,934	92,929	(525,007)	-	761,919
Selling, general and administrative expenses	(262,205)	(393,032)	(35,947)	(10,382)	(80,825)	327,618	-	(454,773)
Gain of formation of Joint Ventures	-	-	-	-	(18,160)	-	-	(18,160)
Other income (expenses)	(9,040)	60,654	19	277	(22,867)	(25,807)	-	3,236
Financial result, net	(341,778)	(150,790)	1,590	6,991	(156,831)	246,284	-	(394,534)
Income tax and social contribution	13,684	(21,699)	15,068	(24,237)	201,372	4,008	-	188,195
Net income	(100,307)	37,938	47,779	49,298	269,064	31,184	(297,792)	37,165

Other selected data:	-	-	-	-	-	-	-	-
Additions to PP&E, intangible and biological assets (cash)	508,756	76,737	114	48,054	19,321	(292,746)	-	360,235
Depreciation and amortization (including biological assets noncash effect)	599,648	84,212	559	10,276	12,822	(341,930)	-	365,587

	04.01.2011 to 09.30.2011
	Raízen Energia (*)	Raízen Combustiveis (*)	Cosan Alimentos	Rumo	Other business Cosan	Elimination 50% Raízen	Adjustments and eliminations	Consolidated
Income statement (6 months):
Net Sales	4,303,096	15,030,857	267,165	354,664	531,034	(8,200,929)	(293,624)	11,992,263
Domestic market	2,367,029	15,030,857	267,165	354,664	531,034	(7,528,279)	(293,625)	10,728,845
External market	1,936,068	-	-	-	-	(672,650)	-	1,263,418
Gross profit	857,248	733,931	67,049	123,761	181,538	(613,627)	-	1,349,900
Selling, general and administrative expenses	(520,654)	(560,803)	(35,947)	(19,425)	(155,088)	425,201	-	(866,717)
Gain of formation of Joint Ventures	-	-	-	-	2,853,057	-	-	2,853,057
Other income (expenses)	(19,405)	109,213	19	6,596	(20,775)	(50,390)	-	25,258
Financial result, net	(298,132)	(126,802)	1,590	11,841	(230,254)	258,783	-	(382,974)
Income tax and social contribution	426	(60,277)	15,068	(40,727)	(907,849)	(43,084)	-	(1,036,443)
Net income	11,872	108,593	47,779	81,280	3,429,917	37,422	(2,694,500)	1,022,363

Other selected data:	-	-	-	-	-	-	-	-
Additions to PP&E, intangible and biological assets (cash)	1,116,456	114,437	114	156,354	39,566	(357,046)	-	1,069,880
Depreciation and amortization (including biological assets noncash effect)	927,474	168,848	559	20,441	22,428	(470,546)	-	669,204

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

	07.01.2010 to 09.30.2010
	Raízen Energia (*)	Raízen Combustiveis (*)	Cosan Alimentos	Rumo	Other business Cosan	Elimination 50% Raízen	Adjustments and eliminations	Consolidated
Income statement (3 months):
Net Sales	1,758,491	2,810,760	-	144,574	206,244	-	(203,982)	4,716,087
Domestic market	910,752	2,810,760	-	144,574	206,244	-	(203,982)	3,868,348
External market	847,739	-	-	-	-	-	-	847,739
Gross profit	492,846	113,236	-	40,965	74,623	-	(792)	720,878
Selling, general and administrative expenses	(271,699)	(90,343)	-	(6,861)	(43,687)	-	7,803	(404,787)
Gain of formation of Joint Ventures	-	-	-	-	-	-	-	-
Other income (expenses)	(49,004)	13,603	-	1,520	1,761	-	(7,011)	(39,131)
Financial result, net	74,791	8,910	-	1,640	224	-	-	85,565
Income tax and social contribution	(87,221)	(12,499)	-	(12,611)	(13,918)	-	-	(126,249)
Net income	160,198	32,906	-	24,653	87,114	-	(151,476)	153,395

Other selected data:	-	-	-	-	-	-	-	-
Additions to PP&E, intangible and biological assets (cash)	245,996	34,742	-	127,782	-	-	-	408,520
Depreciation and amortization (including biological assets noncash effect)	355,220	28,353	-	8,251	8,655	-	-	400,479

	04.01.2010 to 09.30.2010
	Raízen Energia (*)	Raízen Combustiveis (*)	Cosan Alimentos	Rumo	Other business Cosan	Elimination 50% Raízen	Adjustments and eliminations	Consolidated
Income statement (6 months):
Net Sales	3,032,134	5,389,209	-	249,946	409,421	-	(365,001)	8,715,709
Domestic market	1,614,900	5,389,209	-	249,946	409,421	-	(365,001)	7,298,475
External market	1,417,234	-	-	-	-	-	-	1,417,234
Gross profit	747,745	221,733	-	70,525	154,524	-	3,291	1,197,819
Selling, general and administrative expenses	(464,877)	(183,720)	-	(14,897)	(85,548)	-	6,838	(742,204)
Gain of formation of Joint Ventures	-	-	-	-	-	-	-	-
Other income (expenses)	(51,282)	10,392	-	9,064	495	-	(10,129)	(41,460)
Financial result, net	(26,303)	228	-	(470)	(22,683)	-	-	(49,227)
Income tax and social contribution	(78,445)	(18,685)	-	(21,831)	(18,289)	-	-	(137,249)
Net income	109,689	29,886	-	42,393	100,938	-	(134,237)	148,669

Other selected data:	-	-	-	-	-	-	-	-
Additions to PP&E, intangible and biological assets (cash)	924,698	40,150	-	250,932	3,345	-	-	1,219,125
Depreciation and amortization (including biological assets noncash effect)	604,736	51,022	-	15,386	19,784	-	-	690,927

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

	09.30.2011
	Raízen Energia (*)	Raízen Combustiveis (*)	Cosan Alimentos	Rumo	Other business Cosan	Elimination 50% Raízen	Adjustments and elimination	Consolidated
Financial position:
Property, plan and equipment	9,501,143	2,734,238	37,133	1,072,306	701,644	(6,117,691)	-	7,928,774
Intangible	3,024,851	3,614,538	16	355,332	856,062	(3,319,694)	-	4,531,105
Loans, net of cash and cash equivalents	(5,058,660)	(624,172)	42,287	(162,560)	(768,344)	2,841,416	-	(3,730,033)
Other assets and liabilities, net	2,791,832	(32,021)	132,870	(114,228)	15,536,852	(1,379,906)	(16,413,044)	522,356
Total asset (net of liabilities) allocated by segment	10,259,166	5,692,583	212,306	1,150,850	16,326,214	(7,975,875)	(16,413,044)	9,252,201
Total asset	21,074,287	10,968,203	380,317	2,032,329	22,387,964	(16,021,245)	(17,929,393)	22,892,462

	03.31.2011
	Raízen Energia (*)	Raízen Combustiveis (*)	Cosan Alimentos	Rumo	Other business Cosan	Elimination 50% Raízen	Adjustments and elimination	Consolidated
Financial position:
Property, plan and equipment	5,962,230	862,185	-	931,997	224,112	-	-	7,980,524
Intangible	1,644,350	528,653	-	358,287	1,358,285	-	-	3,889,575
Loans, net of cash and cash equivalents	(4,723,833)	(589,229)	-	(99,829)	(547,358)	-	-	(5,960,249)
Other assets and liabilities, net	(1,826,735)	(238,736)	-	(173,826)	10,795,163	-	(7,137,020)	1,418,846
Total asset (net of liabilities) allocated by segment	1,056,012	562,873	-	1,016,629	11,830,203	-	(7,137,020)	7,328,697
Total asset	8,567,722	1,777,299	-	1,713,112	14,517,517	-	(7,363,213)	19,212,437

(*) The information of the segments Raízen Energia and Raízen Combustíveis represents 100% of the business, independently of the fact that the Company has lost the total control of these business on June 1st, 2011 due to the formation of JVs. The segment named Raízen Energia basically represents the same information disclosed in previous quarters when this segment was named “S&E”. Until May 31, 2011, the segment Raízen Combustíveis represents the fuel distribution business of the former segment “CCL”, except lubricants sales. Since then, the fuel distribution business of Shell Brasil Ltda was contributed to the aforementioned JV.

b)	Detailed net Sales per segment:

	07.01.2011 to 09.30.2011	04.01.2011 a 09.30.2011	07.01.2010 to 09.30.2010	04.01.2010 a 09.30.2010
Raízen Energia
Sugar	1,485,701	2,359,622	1,106,981	1,936,312
Ethanol	981,770	1,625,569	532,416	889,269
Cogeration	111,057	180,769	81,454	136,826
Other	87,240	137,136	37,640	69,727
	2,665,768	4,303,096	1,758,491	3,032,134
Raízen Combustíveis
Fuels	9,901,065	15,008,974	2,773,005	5,309,034
Other	-	21,883	37,755	80,175
	9,901,065	15,030,857	2,810,760	5,389,209
Cosan Alimentos
Amorfo	240,814	240,814	-	-
Crystal	13,262	13,262	-	-
Other	13,089	13,089	-	-
	267,165	267,165	-	-
Rumo
Port lifting	52,170	93,934	38,830	73,846
Logistics	154,254	250,382	98,240	168,596
Other	7,287	10,348	7,504	7,504
	213,711	354,664	144,574	249,946
Other business Cosan
Lubricants	282,908	522,755	206,244	407,902
Land leasing	7,000	7,000	-	-
Other	-	1,280	-	1,519
	289,908	531,035	206,244	409,421

Adjustments/eliminations	(6,533,334)	(8,494,553)	(203,982)	(365,001)

Total	6,804,283	11,992,263	4,716,087	8,715,709

Cosan Limited

Notes to consolidated quarterly financial information
September 30, 2011
(in thousands of Reais, unless otherwise stated)

c)	Net Sales per region

The percentage of net sales of the Raízen Energia segment by geographic area for the years ended are as follows:

	09.30.2011	09.30.2010
Brasil	63.1%	69.3%
Europe	26.2%	26.8%
Latin America (Except Brazil)	0.9%	0.1%
Middle East and Asia	6.7%	2.1%
North America	2.0%	0.4%
Other	1.1%	1.4%
Total	100.0%	100.0%

The net sales from segments Raízen Combustíveis, Rumo and Cosan Alimentos are derived only from the domestic market (Brazil), with no revenue from foreign customers.

28.	Subsequent events - (not revised by independent auditors)

Acquisitions of operations in South America

On October 13, 2011 the subsidiary Cosan Lubrificantes e Especialidades S.A. signed a Sales Purchase Agreement with ExxonMobil Lubrificants Trading Company for lubricants distribution in Bolivia, Uruguay and Paraguay, becoming the exclusive distributor of Mobil branded products in these countries. Cosan is expected to assume control on November 14, 2011, date which a fair value assessment of the assets acquired and liabilities assumed will be proceed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	November 11, 2011	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer